Filed Pursuant to Rule 424(b)(5)
Registration No. 333-134515
PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED JUNE 5, 2006

República Oriental del Uruguay acting through Banco Central del Uruguay as its Financial Agent
US$500,000,000
8.00% Bonds due 2022
Maturity
The bonds will mature on November 18, 2022.
Payment of Principal
Principal will be paid in three equal installments on November 18, 2020, November 18, 2021 and on the maturity date.
Interest
Interest to be paid in on November 18 and May 18 of each year, commencing on November 18, 2006.
Fungibility
The bonds will be consolidated, form a single series, and be fully fungible with Uruguay’s outstanding 8.00% Bonds due 2022 issued on November 18, 2005 and January 27, 2006. After giving effect to the offering, the total amount outstanding of Uruguay’s 8.00% Bonds due 2022 will be US$1,200,000,000.
Listing
Application will be made to admit the bonds to the Official List of the UK Listing Authority and to admit the bonds to trading on the regulated market of the London Stock Exchange.
Status
Direct, unconditional and unsecured external indebtedness of Uruguay.
Issuance
Issued through the book-entry system of The Depository Trust Company on or about July 27, 2006.

     The bonds contain collective action clauses with provisions regarding future modifications to the terms of debt securities issued under the indenture. Under those provisions, which are described beginning on page 8 of the prospectus and page S-13 of this prospectus supplement, modifications affecting the reserve matters listed in the indenture, including modifications to payment and other important terms, may be made to a single series of debt securities issued under the indenture with the consent of the holders of 75% of the aggregate principal amount outstanding of that series, and to multiple series of debt securities issued under the indenture with the consent of the holders of 85% of the aggregate principal amount outstanding of all series that would be affected and 66-2/3% in aggregate principal amount outstanding of each affected series.

	Per Bond	Total
Public Offering Price[1]	101.079%	US$505,396,666.67
Underwriting Discount	0.20%	US$1,000,000.00
Proceeds, before expenses, to Uruguay	100.879%	US$504,396,666.67

[1]	The public offering price includes interest accrued from May 18, 2006 through July 26, 2006. In addition, you will also pay accrued interest from July 27, 2006 if settlement occurs after that date.

     Investing in the bonds involves risks. See, especially, “Investment Considerations” on page S-5 of this prospectus supplement.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus to which it relates. Any representation to the contrary is a criminal offense.

Citigroup	UBS Investment Bank
The date of this prospectus supplement is July 24, 2006.

Until 40 days after the Closing Date, all dealers effecting transactions in the bonds in the United States, whether or not participating in this distribution, may be required to deliver a copy of this prospectus supplement and the accompanying prospectus.
 i

INTRODUCTION
     When you make your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Uruguay has not authorized anyone to provide you with information that is different. This document may only be used where it is legal to offer and sell these securities. The information in this prospectus supplement and the prospectus may only be accurate as of the date of this prospectus supplement or the prospectus, as applicable.
     Uruguay is furnishing this prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the bonds. After having made all reasonable inquiries, Uruguay confirms that:
•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading as of the date of this prospectus supplement or the accompanying prospectus, as applicable;

•	it holds the opinions and intentions expressed in this prospectus supplement and the accompanying prospectus;

•	to the best of its knowledge and belief, it has not omitted other facts, the omission of which would make this prospectus supplement or the accompanying prospectus as a whole misleading as of the date of this prospectus supplement or the accompanying prospectus, as applicable; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.
     The bonds that Uruguay issues in the United States are being offered under Uruguay’s registration statement (file no. 333-134515) (the “Registration Statement”) initially filed with the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”) on May 26, 2006. The accompanying prospectus is part of that registration statement, which became effective on June 5, 2006. The accompanying prospectus provides you with a general description of the debt securities that Uruguay may offer. This prospectus supplement contains specific information about the terms of the bonds and may add or change information provided in the accompanying prospectus. Consequently, you should read this prospectus supplement together with the accompanying prospectus, as each contains information regarding Uruguay, the bonds and other matters.
     This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The bonds are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
INCORPORATION BY REFERENCE
     The SEC allows Uruguay to incorporate by reference some information that Uruguay files with the SEC. Uruguay can disclose important information to you by referring you to those documents. The following documents, which Uruguay has filed or will file with the SEC, are considered part of and incorporated by reference in this prospectus supplement and any accompanying prospectus:
•	Uruguay’s annual report on Form 18-K for the year ended December 31, 2005 (the “Annual Report”), filed with the SEC on May 24, 2006;

•	Amendment No. 1 on Form 18-K/A to the Annual Report, filed with the SEC on July 24, 2006;

•	Any amendment on Form 18-K/A to the Annual Report filed after the date of this prospectus supplement and prior to the termination of the offering of the bonds; and

•	Each subsequent annual report on Form 18-K and any amendment to such annual report on Form 18-K/A filed after the date of this prospectus supplement and prior to the termination of the offering of the bonds.
     Later information that Uruguay files with the SEC will update and supersede earlier information that it has filed.
     Any person receiving a copy of this prospectus supplement may obtain, without charge and upon request, a copy of any of the above documents (including only the exhibits that are specifically incorporated by reference in them). Requests for such documents should be directed to:
Banco Central del Uruguay
C. Correo 1467
11100, Montevideo
República Oriental del Uruguay
Fax No.: 598-2-902-1636
Attention: General Manager

SUMMARY OF THE OFFERING
     The information below presents a summary of certain terms of the US$500,000,000 8.00% Bonds due 2022 (the “bonds”). This summary must be read as an introduction to this prospectus supplement and prospectus and any decision to invest in the bonds should be based on a consideration of the prospectus supplement and prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive (Directive 2003/71/EC) in each Member State of the European Economic Area no civil liability will attach to Uruguay in any such Member State solely on the basis of this summary, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this prospectus supplement or the prospectus. Where a claim relating to the information contained in this prospectus supplement or the prospectus is brought before a court in a Member State of the European Economic Area, the plaintiff may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating this prospectus supplement or the prospectus before the legal proceedings are initiated.

Issuer	The Republic of Uruguay.

Indenture	The bonds are being issued under a trust indenture.

Principal Amount	US$500,000,000.

Issue Price	101.079% of the principal amount (including interest accrued from May 18, 2006 through July 26, 2006) plus interest accrued from July 27, 2006, if settlement occurs after that date.

Fungibility	The bonds will be consolidated, form a single series, and be fully fungible with Uruguay’s outstanding 8.00% Bonds due 2022 issued on November 18, 2005 and January 27, 2006 (CUSIP 917288BC5 and ISIN US917288BC52). After giving effect to the offering, the total amount outstanding of Uruguay’s 8.00% Bonds due 2022 will be US$1,200,000,000.

Final Maturity	November 18, 2022.

Interest	8.00% per annum, payable semi-annually in arrears on May 18 and November 18 of each year, commencing on November 18, 2006, with a final interest payment on the maturity date.

Payment of Principal	Amounts due in respect of principal will be paid in three equal installments on November 18, 2020, November 18, 2021 and the maturity date.

Form and Settlement	Uruguay will issue the bonds in the form of one or more fully registered global securities, without interest coupons. No bonds will be issued in bearer form.

Denominations	Uruguay will issue the bonds only in denominations of US$100,000 and integral multiples of US$1,000 in excess thereof.

Withholding Tax and Additional Amounts	Uruguay will make payments of principal and interest in respect of the bonds without withholding or deducting for or on account of any present or future Uruguayan taxes, duties, assessments or governmental charges of whatever nature except as set forth in “Description of the Bonds—Additional Amounts.”

Further Issues	Uruguay may, from time to time, without your consent, create and issue further debt securities having the same terms as and ranking equally with the bonds in all respects and such further debt securities will be consolidated and form a single series with the bonds.

Governing Law and Jurisdiction	New York.

Settlement Date	July 27, 2006.

Listing	Application will be made to admit the bonds to the Official List of the UK Listing Authority and to admit the bonds to trading on the regulated market of the London Stock Exchange.

Taxation	For a discussion of the Uruguayan and United States tax consequences associated with the bonds, see “Taxation—Uruguay Taxation” and “—United States Federal Taxation” in the accompanying prospectus. Investors should consult their own tax advisors in determining the foreign, United States federal, state, local and any other tax consequences to them of the ownership and disposition of the bonds.

Trustee	The Bank of New York.

INVESTMENT CONSIDERATIONS
     An investment in the bonds involves a significant degree of risk. Investors are urged to read carefully the entirety of the prospectus together with this prospectus supplement and to note, in particular, the following considerations.
Investment Considerations Relating to the Bonds
     Enforcement of Civil Liabilities; Waiver of Sovereign Immunity
     Uruguay is a foreign sovereign state. Consequently, it may be difficult for you or the trustee to obtain or enforce judgments of courts in the United States or elsewhere against Uruguay. See “Description of the Securities—Jurisdiction, Consent to Service, Enforcement of Judgment and Immunities from Attachment,” in the accompanying prospectus.
     Market for the Bonds
     Uruguay has been advised by the underwriters that the underwriters may make a market in the bonds but they are not obligated to do so and may discontinue market making at any time without notice. Uruguay has applied to admit the bonds to trading on the London Stock Exchange. No assurance can be given as to the liquidity of the trading market for the bonds. The price at which the bonds will trade in the secondary market is uncertain.
Investment Considerations Relating to Uruguay
     This section should be read in conjunction with the more detailed information found in the accompanying prospectus.
     Economic Crisis
     In 2002, Uruguay’s economy experienced its most significant setback since 1982, with real GDP contracting by approximately 10.8%. While the economy recovered in 2004, growing at a pace of 12.3%, we can give no assurances that the adverse consequences of the crisis for Uruguay’s population can be redressed in the absence of sustained economic growth in the medium term and the implementation of adequate social and economic policies. Uruguay’s economy remains highly linked to the U.S. dollar and therefore vulnerable to external shocks. Furthermore, Uruguay does not expect the economy to continue growing at current rates, which in the past have been fuelled by historically high international prices for certain of Uruguay’s commodity exports. A contraction in growth rates will also impose constraints on government revenues, requiring that fiscal discipline be applied over time to preserve the government’s ability to service its debt.
     Impact of Argentina’s Economic Crisis on Uruguay’s Banking System
     In 2002, Uruguay’s banking system confronted its worst crisis since 1982-83. The liquidity assistance provided by the authorities to domestic banks to help stem the run on deposits failed to restore confidence. Between January 1, 2002 and February 28, 2003, depositors withdrew approximately US$6.8 billion from the Uruguayan banking system (out of approximately US$14.2 billion of deposits existing as of December 31, 2001). Banks responded to depositors’ demands by withdrawing approximately US$1.1 billion in reserves and voluntary deposits held with Banco Central and reducing to practically none the availability of credit. The financial system received assistance of approximately US$2.0 billion from the Uruguayan authorities, including US$539.0 million from Banco Central, US$524.0 million from the central government (acting through one of its agencies) and US$986.0 million from a banking stability fund created in response to the crisis. The 2002 crisis resulted in the mandatory rescheduling of U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario, the liquidation of four private banks at the end of 2002 and the beginning of 2003, and the concentration of banking activities with government-owned banks. Although Uruguay’s financial sector has generally regained stability, a substantial part of the banks’ assets and liabilities continue to be denominated in U.S. dollars, rendering the system vulnerable to external shocks. Furthermore, despite the banks’ increased liquidity, they have not increased lending to the private sector. The Uruguayan government’s economic program includes the analysis and implementation of measures designed to address the shortcomings of the banking system and mitigate the risks to which it is exposed.
     Risks of Further Depreciation of the Peso
     On June 19, 2002, Banco Central allowed the peso to float, abandoning the “crawling peg” system. The peso depreciated significantly, as the nominal exchange rate rose 94.0% at December 2002 compared to December 2001. The devaluation of the peso in turn caused a deterioration in the quality of the foreign currency-denominated loan portfolio of several financial institutions and caused Uruguay’s foreign currency-denominated debt to GDP ratio to rise to 89.1% as of December 31, 2002, while the foreign currency-denominated debt service to exports ratio for 2002 was 33.6%. The gradual stabilization resulting in part from the successful debt re-profiling in 2003 and the economic growth in 2004 have resulted in a significant real appreciation of the Uruguayan peso versus the dollar. The continued U.S. dollar denomination of many assets and liabilities of the Uruguayan economy, including most of the government’s financial debt, renders Uruguay vulnerable to a real depreciation of the peso.
     IMF Program
     Uruguay’s current program with the International Monetary Fund (IMF), under which net disbursements totaling US$1.1 billion between June 2005 and May 2008 are anticipated, was approved on June 8, 2005. The program with the IMF includes certain quantitative objectives as well as performance criteria that Uruguay must meet. On June 28, 2006 the Executive Board of the IMF completed the fourth review under the three-year, SDR 766.25 million (about US$1,130 million) Stand-By Arrangement for Uruguay of June 8, 2005 and made SDR 85.8 million (approximately US$ 126.2 million) immediately available to Uruguay. In completing the review, the Board granted a waiver for the non-observance of the performance criterion on police pension reform and reset the deadline for compliance to end-October 2006; the modification of the performance criterion on tax reform; and the modification of the end-June 2006 monetary performance criteria and targets.
     If Uruguay does not meet the performance criteria set out in the IMF program in the future (and such criteria are not amended or waived by the IMF), the government may not be able to obtain disbursements from the IMF under the IMF program. This may also interfere with the government’s ability to obtain financing from other multilateral financial institutions and to refinance its debt facilities. The loss of official sector financing could adversely affect Uruguay’s fiscal viability, including its ability to service the bonds.

USE OF PROCEEDS
     The net proceeds to Uruguay from the sale of the bonds will be approximately US$504,326,666.67, after deduction of underwriting discounts and commissions and of certain expenses payable by Uruguay estimated at US$70,000 in the aggregate. Uruguay will use the net proceeds from the sale of the bonds for the general purposes of the government, including financial investment and the refinancing, repurchase or retiring of domestic and external indebtedness.
RECENT DEVELOPMENTS
     The information included in this section supplements the information about Uruguay corresponding to the headings below that are contained in Exhibit D to Uruguay’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2005. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.
The Economy
     Gross Domestic Product and Structure of the Economy
     According to preliminary figures, real gross domestic product (“GDP”) grew 7.2% for the first quarter of 2006, as compared to the same period in 2005. While practically all sectors of the economy experienced increases, the largest increases were in the construction and manufacturing sectors. On a seasonally-adjusted basis, real GDP rose 1.5% in the first quarter of 2006, as compared with the fourth quarter of 2005, with the largest increases in the transport, storage and communications and the manufacturing sectors.
     The manufacturing sector grew 18.1% in the first quarter of 2006 as compared to the same period in 2005, stimulated by increasing external demand, in particular related to foodstuff, machinery and chemicals. In the first quarter of 2006, construction grew 16.1% prompted by private investment in woodpulp mills in Rio Negro and housing in Maldonado, while transports, storage and communications grew 9.6% and commerce, restaurants and hotels grew 9.1%. The agricultural and livestock sector, on the other hand, only grew 0.4% reflecting reduced surface of rice plantations, lower returns on wheat and a lower level of investment in orchards compared to record levels in 2005. The decline in agricultural activity was offset by growth in the livestock sector. Electricity, gas and water production increased only by 1.9%, restricted by the limits on the hydraulic generating capacity which required energy imports energy during the first three months of the year.
     Principal Sectors of the Economy
     The following table sets forth the components of Uruguay’s GDP and their respective growth rates for the periods indicated. The percentage figures included in the table below are based on 1983 prices to eliminate distortions introduced by changes in relative prices.
Change in Gross Domestic Product by Sector
(% change from previous year, 1983 prices)

					Jan-
					March
	2002	2003	2004(1)	2005(1)	2006
Agriculture, livestock and fishing	5.1%	10.6%	10.6%	3.2%	0.4%
Mining	(37.6)	14.1	7.2	4.4	N/A
Manufacturing	(13.9)	4.7	20.8	9.5	18.1
Electricity, gas and water	(0.6)	(7.4)	1.8	6.5	1.9
Construction	(22.0)	(7.1)	7.5	4.7	16.1
Commerce, restaurants and hotels	(24.5)	(1.0)	21.3	11.6	9.1
Transportation, storage and communications	(9.1)	3.1	11.5	10.9	9.6
Real estate, business, financial and insurance services	(0.9)	(5.3)	(1.7)	(3.4)	N/A
Other services(2)	(3.3)	0.7	3.2	1.4	2.9	(3)
Total GDP	(11.0)	2.2	11.8	6.6	7.2

N/A = not available

(1)	Preliminary data.

(2)	Includes public sector services and other services.

(3)	Includes mining, real estate, business, financial and insurance services.

Source: Banco Central.

     Employment and Labor
     The continued recovery of economic activity in Uruguay during the first quarter of 2006 supported a further decrease in the nationwide unemployment rate, which fell from an average of 12.2% in 2005, to 11.2% as of April 2006.
     The increase in real wages that started during the third quarter of 2004 continued in 2005 and the beginning of 2006, showing an increase of 5.4% during the first five months of 2006 when compared to the same period of 2005. Public sector wages increased by 4.8%, while private sector wages increased by 5.8%.
Balance of Payments and Foreign Trade
     Balance of Payments
     Uruguay’s balance of payments registered an overall surplus of US$ 1,046 million on an annual basis, measured as of March 2006, principally as a result of a strong increase in direct foreign investment, which reached US$ 1,055 million during that period. The current account showed a deficit of US$ 33 million for the twelve months ended March 30, 2006. Exports of goods and services totaled US$ 5,214 million, of which services represented approximately US$ 1,300 million. Imports of goods and services totaled US$ 4,800 million, of which services represented approximately US$ 859 million.
     In terms of merchandise exports, preliminary figures for the twelve month period ended April 2006 show an increase of 14.1%, as compared to the twelve month period ended April 2005. Total imports, in turn, increased 22% as of May 2006, with a strong participation of capital goods (39.6%) and oil (31.4%).
     Foreign Investment
     On May 4, 2006, Argentina filed a complaint against Uruguay with the International Court of Justice (the “ICJ”), alleging that Uruguay had failed to comply with the terms of the Treaty of the Uruguay River and seeking, among other measures, an injunction to the continuation of the construction of the wood pulp mills. The ICJ held a hearing on the preliminary measures request on June 8 and 9, 2006. In an order issued on July 13, 2006, the ICJ found that, under the present circumstances, the conditions for such an injunction had not been fulfilled. The ICJ also issued a separate order fixing the deadlines for written pleadings in the case: Argentina must submit its pleading no later than January 15, 2007 and Uruguay must respond by July 20, 2007.

Monetary System
     Banco Central
     Monetary Aggregates and International Reserves
     The following table sets forth the composition of Uruguay’s monetary base (in terms of Banco Central’s monetary liabilities) and international reserves assets as of the dates indicated.
Monetary Base and Banco Central’s International Reserve Assets(1)
(in millions of US$)

	As of December 31,									As of June 30,
	2001	2002		2003		2004		2005		2006(2)
Currency, including cash in vaults at banks	639.8	367.7		417.9		537.8		717.2		718.3
Others	43.5	70.5		70.4		62.9		303.1		311.8

Monetary base	683.3	438.2		488.3		600.7		1,020.3		1,030.1

Banco Central international reserve assets	3,100.0	772.0	(3)	2,086.7	(3)(4)	2,511.8	(5)	3,078.4	(6)	3,506.2 (7)

Of which gold represents	2.3	2.9		3.5		3.6		4.4		5.2

(1)	All figures are at market value as of the date indicated.

(2)	Preliminary data.

(3)	This amount does not include US$507.5 million held by the FESB at December 31, 2002, US$224.1 million at December 31, 2003.

(4)	This amount includes US$1,044.4 million of reserves and voluntary deposits of the Uruguayan banking system, including US$495.2 million of Banco de la República, with Banco Central.

(5)	This amount includes US$1,625.5 million of reserves and voluntary deposits of the Uruguayan banking system, including US$724.6 million of Banco de la República, with Banco Central.

(6)	This amount includes US$1,649.6 million of reserves and voluntary deposits of the Uruguayan banking system, including US$752.7 million of Banco de la República, with Banco Central.

(7)	This amount includes US$ 1,652.2 million of reserves and voluntary deposits of the Uruguayan banking system, including US$ 742.0 million of Banco de la República, with Banco Central.
Source: Banco Central.
     Inflation
     For the twelve months ended June 2006, consumer prices showed an increase of 6.7% while wholesale prices showed an increase of 7.3%
     The following table shows changes in the CPI and WPI for the periods indicated.

	Percent Change from
	Previous Year at Period End
	Consumer	Wholesale
	Prices	Prices
2001	3.6	3.8
2002	25.9	64.6
2003	10.2	20.5
2004	7.6	5.1
2005	4.9	(2.2)
For the 12 months ended June 30, 2006	6.7	7.3

Source: Instituto Nacional de Estadística (INE).

     Foreign Exchange and International Reserves
     The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.
     The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.
Exchange Rates(1)
(pesos per US$)

	High	Low	Average	Period End
2001	14.768	12.495	13.317	14.768
2002	32.325	14.025	21.309	27.170
2003	29.540	26.150	28.160	29.290
2004	29.810	26.010	28.645	26.380
2005	26.250	23.150	24.406	24.100
12 months ended June 30, 2006	24.900	23.150	23.975	23.800

(1)	Daily interbank end-of-day bid rates.
Source: Banco Central.
     The Financial Sector
     Private sector deposits in the banking system continued to increase during the first half of 2006, growing from US$ 8,634 million as of December 31, 2005, to US$ 9,010 million as of June 30, 2006. Of this increase, US$ 312 million corresponds to foreign currency deposits, while US$ 65 million corresponds to domestic currency deposits. Foreign currency deposits represent 86.2% of total deposits as of June 30, 2006.
     In the same period, banking credit to the private sector remained fairly stable, showing a small increase from US$ 3,717 million as of December 2006 to US$ 3,733 million as of June 2006.
     On June 1, 2006, a group of international investors led by Advent International, an investment fund manager, completed the acquisition of 100% of the equity of Nuevo Banco Comercial from the Republic.
Public Sector Finances
     Public Sector Accounts
     Preliminary figures indicate that during the first five months of 2006 the central government’s expenditures totaled Ps. 43 billion, an increase of 3.7% in real terms compared to the same period in 2005. Due to the recovery in economic activity and increased efficiency in tax collections, revenues totaled Ps. 42.3 billion in the first five months of 2006, an increase of 9.1% in real terms as compared to the first five months of 2005.
     For the twelve months ended-May 31, 2006, the consolidated public sector had a deficit of Ps. 2.2 billion, which represented 0.5% of GDP. The overall primary balance of this period showed a surplus of 4.0% of GDP, exceeding the surplus achieved in 2005 and the 3.7% of GDP target contemplated for 2006 in the economic program agreed with the IMF. During the first five months of 2006 non-financial public sector enterprises saw their surplus (and therefore their contribution to the overall public sector surplus) decrease, largely due to the adverse impact of the price of oil on ANCAP (the state-owned oil refining company) and UTE (the state-owned electric company), which increased oil imports to offset the adverse impact on hydroelectric power generation attributable to the drought that affected the level of Uruguay’s rivers in the first quarter of 2006.
     On June 30, 2006 the Executive Power submitted its annual report on the government’s fiscal performance to Congress. This bill proposes an increase in expenditures for 2007 as compared to the level of 2007 expenditures contemplated in the five-year budget for the period (2005-2009), which is currently in force. The increased expenditures are expected to be fully funded by the increase in expected revenues resulting from higher economic activity and increased tax collections. These additional expenditures, which are essentially investments in infrastructure, are contemplated in the financial program, which targets a primary balance of 4% of GDP for 2007.

Public Sector Debt
     As of March 2006, Uruguay’s total gross public sector debt totaled US$ 14.1 billion, which represents 81% of GDP compared with 83% of GDP of December 2005.
Amortization of Gross Public External Debt
(in millions of US$)

	Outstanding	Mar.-							2013 to
	as of Mar 31,	Dec.							Final
	2006(1)	2006	2007	2008	2009	2010	2011	2012	Maturity
Central Government
Multilateral organizations	3,573	137	926	509	327	209	200	184	1,081
Bilateral creditors	90	6	7	7	7	7	7	6	43
Commercial banks	7	0	0	0	0	0	0	0	4
Treasury bills	3	0	3	0	0	0	0	0	0
Treasury bonds	5,228	281	29	61	57	138	710	28	3,925
Other creditors	0	0	0	0	0	0	0	0	0
Suppliers	7	1	1	1	1	1	1	1	2

Total	8,908	425	966	579	392	355	919	219	5,054

Banco Central
Multilateral organizations	652	17	534	84	10	2	2	2	2
Bilateral creditors	0	0	0	0	0	0	0	0	0
Commercial banks(1)	20	3	3	0	0	0	0	0	14
Central bank bills	0	0	0	0	0	0	0	0	0
Suppliers	0	0	0	0	0	0	0	0	0

Total	672	20	537	84	10	2	2	2	16

Non-Financial Public Enterprises
Multilateral organizations	151	19	22	22	22	12	10	10	34
Bilateral creditors	38	4	4	4	4	4	4	2	12
Commercial banks	12	4	1	0	0	0	0	0	5
Other creditors	0	0	0	0	0	0	0	0	0
Suppliers	376	178	7	8	7	5	1	0	170

Total	577	204	34	34	34	21	15	13	222

TOTAL	10,158	649	1,537	697	435	378	936	234	5,292

(1)	Preliminary data.

(2)	Includes Brady bonds.
Source: Banco Central.
     On June 28, 2006 the Executive Board of the International Monetary Fund (IMF) completed the fourth review under the three-year, SDR 766.25 million (about US$1,130 million) Stand-By Arrangement for Uruguay of June 8, 2005 and made SDR 85.8 million (approximately US$ 126.2 million) immediately available to Uruguay. In completing the review, the Board granted a waiver for the non-observance of the performance criterion on police pension reform and reset the deadline for compliance to end-October 2006; the modification of the performance criterion on tax reform; and the modification of the end-June 2006 monetary performance criteria and targets.

DESCRIPTION OF THE BONDS
     Uruguay is issuing the bonds under a trust indenture dated as of May 29, 2003 among Uruguay, Banco Central, as financial agent to Uruguay, and The Bank of New York, as trustee. The information contained in this section and in the prospectus summarizes some of the terms of the bonds and the indenture. You should read the information set forth below together with the section “Description of the Securities” in the accompanying prospectus, which summarizes the general terms of the bonds and the indenture. You should read the indenture and the form of bonds before making your investment decision. Uruguay has filed the indenture and the form of bonds with the SEC and will also file copies of these documents at the offices of the trustee.
     The accompanying prospectus sets forth the general terms of the bonds. This prospectus supplement describes the terms of the bonds in greater detail than the accompanying prospectus and may provide information that differs from the accompanying prospectus. If the information in this prospectus supplement differs from the accompanying prospectus, you should rely on the information in this prospectus supplement.
     The US$500,000,000 8.00% bonds due 2022 will:
•	be represented by one or more global securities in fully registered form only, without coupons, as more fully described under “Registration and Book-Entry System” below in denominations of US$100,000 and integral multiples of US$1,000 in excess thereof;

•	be available in certificated form only under certain limited circumstances;

•	be direct, general, unconditional and unsecured obligations of Uruguay;

•	rank equal in right of payment with all of Uruguay’s payment obligations relating to unsecured and unsubordinated external indebtedness;

•	be consolidated, form a single series, and be fully fungible with Uruguay’s outstanding 8.00% Bonds due 2022 issued on November 18, 2005 and January 27, 2006;

•	accrue interest on the outstanding principal amount from and including May 18, 2006 at the rate of 8.00% per annum, interest for any period less than a year being calculated on the basis of a 360-day year of twelve 30-day months;

•	pay interest in U.S. dollars in arrears on May 18 and November 18 of each year, commencing on November 18, 2006, with a final interest payment on the maturity date;

•	mature on November 18, 2022; and

•	pay principal in three equal installments on November 18, 2020, November 18, 2021 and the maturity date.
Payment of Principal and Interest
     If any date for an interest or principal payment on a bond is a day on which banking institutions in New York City are authorized or obligated by law or executive order to be closed, Uruguay will make the payment on the next New York City banking day. No interest on the bonds will accrue as a result of this delay in payment.
     If any money that Uruguay pays to the trustee or to any paying agent to make payments on any bonds is not claimed at the end of two years after the applicable payment was due and payable, then the money will be repaid to Uruguay on Uruguay’s written request. After any such repayment, neither the trustee nor any paying agent will be liable for that payment to the relevant holders. Uruguay will hold the unclaimed money in trust for the relevant holders until four years from the date on which the payment first became due.

     Global Bonds
     Payments of principal, interest and additional amounts, if any, in respect of the bonds will be made to DTC or its nominee, as the registered holder of those global securities. Uruguay expects that the holders will be paid in accordance with the procedures of DTC and its participants. Neither Uruguay nor the trustee, which will act as Uruguay’s principal paying agent, shall have any responsibility or liability for any aspect of the records of, or payments made by, DTC or its nominee, or any failure on the part of DTC in making payments to holders of the bonds from the funds it receives.
     Certificated Bonds
     Uruguay will arrange for payments to be made on any bonds in certificated form to the person in whose name the certificated bonds are registered, by wire transfer or by check mailed to the holder’s registered address.
     Modifications
     The indenture and the bonds contain collective action clauses with provisions regarding future modifications to the terms of the bonds and to multiple series of debt securities issued under the indenture.
     Any modification, amendment, supplement or waiver to the indenture or the terms and conditions of the bonds may be made or given pursuant to (i) a written action of the holders of the bonds without the need for a meeting, or (ii) by vote of the holders of the bonds taken at a meeting of holders thereof, in each case in accordance with the applicable provisions of the indenture and the terms and conditions of the bonds.
     Any modification, amendment, supplement or waiver to the terms and conditions of the bonds, or to the indenture insofar as it affects the bonds, may generally be made, and future compliance therewith may be waived, with the consent of Uruguay and the holders of not less than 66-2/3% in aggregate principal amount of the bonds at the time outstanding.
     However, special requirements apply with respect to any modification, amendment, supplement or waiver that would:
•	change the date for payment of principal or premium of, or any installment of interest on, the bonds;

•	reduce the principal amount or redemption price or premium, if any, payable under the bonds;

•	reduce the portion of the principal amount which is payable in the event of an acceleration of the maturity of the bonds;

•	reduce the interest rate on the bonds;

•	change the currency or place of payment of any amount payable under the bonds;

•	change the obligation of Uruguay to pay additional amounts in respect of the bonds;

•	change the definition of “outstanding” or the percentage of votes required for the taking of any action pursuant to the modification provisions of the indenture (and the corresponding provisions of the terms and conditions of the bonds) in respect of the bonds;

•	authorize the trustee, on behalf of all holders of the bonds, to exchange or substitute all the bonds for, or convert all the bonds into, other obligations or securities of Uruguay or any other Person; or

•	change the pari passu ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms and conditions of the bonds.

     We refer to the above subjects as “reserve matters” and to any modification, amendment, supplement or waiver constituting a reserve matter as a “reserve matter modification.”
     Any reserve matter modification to the terms and conditions of the bonds or to the indenture insofar as it affects the bonds (but does not, in each case, modify the terms of any other debt securities issued under the indenture), may generally be made, and future compliance therewith may be waived, with the consent of Uruguay and the holders of not less than 75% in aggregate principal amount of the bonds at the time outstanding.
     If Uruguay proposes any reserve matter modification to the terms and conditions of the bonds and at least one other series of debt securities issued under the indenture, or to the indenture insofar as it affects the bonds and at least one other series of debt securities issued under the indenture, in either case as part of a single transaction, Uruguay may elect to proceed pursuant to provisions of the indenture providing that such modifications may be made, and future compliance therewith may be waived, for any affected series if made with the consent of Uruguay and:
•	the holders of not less than 85% in aggregate principal amount of the outstanding debt securities of all series that would be affected by that reserve matter modification (taken in aggregate), and

•	the holders of not less than 66-2/3% in aggregate principal amount of the outstanding debt securities of each affected series (taken individually).
     If any reserve matter modification is sought in the context of a simultaneous offer to exchange the bonds for new debt instruments of Uruguay or any other Person, Uruguay shall ensure that the relevant provisions of the bonds, as amended by such modification, are no less favorable to the holders thereof than the provisions of the new instrument being offered in the exchange, or, if more than one debt instrument is so offered, no less favorable than the new debt instrument issued having the largest aggregate principal amount.
     Uruguay agrees that it will not issue new bonds or reopen the bonds with the intention of placing the bonds with holders expected to support any modification proposed by Uruguay (or that Uruguay plans to propose) for approval pursuant to the modification provisions of the indenture or the terms and conditions of the bonds.
     Any modification consented to or approved by the holders of the bonds and the holders of any other series of debt securities, if applicable, pursuant to the modification provisions will be conclusive and binding on all holders of the bonds, whether or not they have given such consent or were present at a meeting of holders at which such action was taken, and on all future holders of the bonds, whether or not notation of such modification is made upon the bonds. Any instrument given by or on behalf of any holder of a bond in connection with any consent to or approval of any such modification will be conclusive and binding on all subsequent holders of such bond.
     Before seeking the consent of any holder of a bond to a reserve matter modification affecting that series, Uruguay shall provide to the trustee (for onward distribution to the holders of the bonds) the following information:
•	a description of the economic or financial circumstances that, in Uruguay’s view, explain the request for the proposed modification;

•	if Uruguay shall at the time have entered into a standby, extended funds or similar program with the International Monetary Fund, a copy of that program (including any related technical memorandum); and

•	a description of Uruguay’s proposed treatment of its other major creditor groups (including, where appropriate, Paris Club creditors, other bilateral creditors and internal debtholders) in connection with Uruguay’s efforts to address the situation giving rise to the requested modification.
     For purposes of determining whether the required percentage of holders of the bonds has approved any modification, amendment, supplement or waiver or other action or instruction pursuant to the indenture or, in the case of a meeting, whether sufficient holders are present for quorum purposes, any bonds owned or controlled, directly or indirectly, by Uruguay or any public sector instrumentality of Uruguay will be disregarded and deemed to be not outstanding. As used in this paragraph, “public sector instrumentality” means Banco Central, any department, ministry or agency of the government of Uruguay or any corporation, trust, financial institution or other entity owned or controlled by the government of Uruguay or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity. In determining whether the trustee shall be protected in relying upon any modification, amendment, supplement or waiver, or any notice from holders, only bonds that the trustee knows to be so owned shall be so disregarded.
     Prior to any vote on a reserve matter modification affecting the bonds, Uruguay shall deliver to the trustee a certificate signed by an authorized representative of Uruguay specifying, for Uruguay and each public sector instrumentality, any bonds deemed to be not outstanding as described above or, if no bonds are owned or controlled by Uruguay or any public sector instrumentality, a certificate signed by an authorized representative of Uruguay to this effect.
Limitation on Time for Claims
     Claims against Uruguay for the payment of principal or interest on the bonds (including additional amounts) must be made within four years after the date on which such payment first became due, or a shorter period if provided by law.
Additional Amounts
     Uruguay will make all principal and interest payments on the bonds without withholding or deducting any present or future taxes imposed by Uruguay or any of its political subdivisions. If Uruguayan law requires Uruguay to deduct or withhold taxes (which it currently does not require), Uruguay will pay the holders of bonds the additional amounts necessary to ensure that they receive the same amount as they would have received without any withholding or deduction.
     Uruguay will not, however, pay any additional amounts in connection with any tax, assessment or other governmental charge that is imposed due to any of the following:
•	the holder of bonds has or had some connection with Uruguay other than merely owning the securities or receiving principal and interest payments on the bonds;

•	the holder of bonds has failed to comply with any certification or other reporting requirement concerning its nationality, residence, identity or connection with Uruguay, and Uruguay requires compliance with these reporting requirements as a precondition to exemption from Uruguayan withholding taxes or deductions and has provided notice of such requirement to the trustee at least 60 days prior to the date such compliance is required; or

•	the holder of bonds has failed to present its security within 30 days after a payment of principal or interest has been made available to the holder.
     Uruguay will pay any administrative, excise or property taxes that arise in Uruguay under Uruguayan law in connection with the bonds. Uruguay will also indemnify the holder of bonds against any administrative, excise or property taxes resulting from the enforcement of the obligations of Uruguay under the bonds following an event of default.
Paying Agents and Transfer Agent
     So long as any bonds remain outstanding, Uruguay will maintain a principal paying agent in a Western European or United States City and a registrar in New York City for that series and maintain in New York City an office or agency where notices and demands to or upon Uruguay in respect of the bonds or of the indenture may be served. Uruguay has initially designated the corporate trust office of the trustee as the agency for each such purpose and as the place where the Register will be maintained.
     Uruguay will provide prompt notice of the termination, appointment or change in the office of any paying agent, transfer agent or registrar acting in connection with any series of securities.
Further Issues
     Uruguay may without the consent of the holders create and issue additional securities with the same terms and conditions as the bonds (or the same except for the amount of the first interest payment) so long as the additional securities are consolidated and form a single series with the outstanding bonds.
Notices
     All notices to holders will be published in the Financial Times in London. If at any time publication in the Financial Times is not practicable, Uruguay will publish notices in another daily newspaper with general circulation in London. Any notice so published shall be deemed to have been given on the date of its publication.
     Notices will also be mailed to holders at their registered addresses. So long as a clearing system, or its nominee or common custodian, is the registered holder of a bond represented by a global security or securities, each person owning a beneficial interest in a global security must rely on the procedures of that clearing system to receive notices provided to it. Each person owning a beneficial interest in a global security who is not a participant in a clearing system must rely on the procedures of the participant through which the person owns its interest in the global security to receive notices provided to the clearing system. Uruguay will consider mailed notice to have been given three business days after it has been sent.
Registration and Book-Entry System
     Global Bonds
     The bonds will be represented by interests in one or more permanent global securities in definitive fully registered form, without interest coupons attached, which will be registered in the name of a nominee for DTC and which will be deposited on or before the Closing Date with a custodian for DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global security. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts, eliminating the need for physical movement of securities.
     If you wish to hold securities through the DTC system, you must either be a direct participant in DTC or hold through a direct participant in DTC. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations that have accounts with DTC. Euroclear and Clearstream participate in DTC through their New York depositaries. Indirect participants are securities brokers and dealers, banks and trust companies that do not have an account with DTC, but that clear through or maintain a custodial relationship with a direct participant. Thus, indirect participants have access to the DTC system through direct participants.
     If you so choose, you may hold your beneficial interests in the global security through Euroclear or Clearstream, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold their participants’ beneficial interests in the global security in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream in turn will hold such interests in their customers’ securities accounts with DTC.
     In sum, you may elect to hold your beneficial interests in a global bond:
•	in the United States, through DTC;

•	outside the United States, through Euroclear or Clearstream; or

•	through organizations that participate in such systems.
     DTC may grant proxies or authorize its participants (or persons holding beneficial interests in the global securities through these participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the indenture or the bonds. The ability of Euroclear or Clearstream to take actions as a holder under the bonds or the indenture will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream will take such actions only in accordance with their respective rules and procedures.
     As an owner of a beneficial interest in the global securities, you will generally not be considered the holder of any bonds under the indenture for the bonds.
     The laws of some jurisdictions require that certain persons take physical delivery of securities in certificated form. Consequently, your ability to transfer beneficial interests in a global security may be limited.
Certificated Securities
     Uruguay will issue securities in certificated form in exchange for interests in a global security only if:
•	the depositary notifies Uruguay that it is unwilling or unable to continue as depositary, is ineligible to act as depositary and Uruguay or Banco Central acting on Uruguay’s behalf does not appoint a successor depositary or clearing agency within 90 days;

•	Uruguay decides it no longer wishes to have all or part of the bonds represented by global securities; or

•	the trustee has instituted or been directed to institute any judicial proceeding to enforce the rights of the holders under the bonds and has been advised by its legal counsel that it should obtain possession of the securities for the proceeding.
     If a physical or certificated security becomes mutilated, defaced, destroyed, lost or stolen, Uruguay may issue, and the trustee shall authenticate and deliver, a substitute security in replacement. In each case, the affected holder will be required to furnish to Uruguay and to the trustee an indemnity under which it will agree to pay Uruguay, the trustee and any of their respective agents for any losses they may suffer relating to the security that was mutilated, defaced, destroyed, lost or stolen. Uruguay and the trustee may also require that the affected holder present other documents or proof. The affected holder may be required to pay all taxes, expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen security.
     If Uruguay issues certificated securities, a holder of certificated securities may exchange them for securities of a different authorized denomination by submitting the certificated securities, together with a written request for an exchange, at the office of the trustee as specified in the indenture in New York City, or at the office of any paying agent. In addition, the holder of any certificated security may transfer it in whole or in part by surrendering it at any of such offices together with an executed instrument of transfer.
     Uruguay will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of certificated securities. Uruguay may, however, charge the holders for certain delivery expenses as well as any applicable stamp duty, tax or other governmental or insurance charges. The trustee may reject any request for an exchange or registration of transfer of any security made within 15 days of the date for any payment of principal of or interest on the securities.

CLEARANCE AND SETTLEMENT
     The information in this section concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources Uruguay believes to be reliable, but Uruguay makes no representation or warranty with respect to this information. DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Uruguay nor the trustee will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of its obligations under its rules and procedures, or for the performance by direct or indirect participants of its obligations under the rules and procedures of the clearance systems.
     Arrangements have been made with each of DTC, Euroclear and Clearstream to facilitate initial issuance of the bonds. Transfers within DTC, Euroclear and Clearstream will be in accordance with the usual rules and operating procedures of the relevant system. Cross-market transfers between investors who hold or who will hold any series of bonds through DTC and investors who hold or will hold any series of bonds through Euroclear or Clearstream will be effected in DTC through the respective depositaries of Euroclear and Clearstream.
The Clearing Systems
     The Depository Trust Company
     DTC is:
•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.
     DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants (banks and financial institutions that have accounts with DTC), eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. DTC can only act on behalf of its direct participants, which in turn act on behalf of indirect participants and certain banks. In addition, unless a global security is exchanged in whole or in part for a definitive security, it may not be physically transferred, except as a whole among DTC, its nominees and their successors. Therefore, a holder’s ability to pledge a beneficial interest in the global security to persons that do not participate in the DTC system and to take other actions may be limited because the holder will not possess a physical certificate that represents the holder’s interest.
     Euroclear
     Euroclear was created in 1968 to hold securities for its participants and to clear and settle transactions between its participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear participants include banks (including central banks), the dealer manager, other securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

     Because the Euroclear Operator is a Belgian banking corporation, Euroclear is regulated and examined by the Belgian Banking Commission.
     Distributions with respect to bonds held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law, to the extent received by the depositary for Euroclear.
     Clearstream
     Clearstream is incorporated under the laws of Luxembourg as a professional depositary.
     Clearstream holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing.
     Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream participants are financial institutions from around the world, including the dealer manager, other securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to Clearstream is also available to others that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly.
     Distributions with respect to bonds held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures to the extent received by the depositary for Clearstream.
Initial Settlement
     Global Bonds
     Upon the issuance of the global bonds, DTC or its custodian will credit on its internal system the respective principal amount of the individual beneficial interests represented by a book-entry security to the accounts of persons who have accounts with DTC. Ownership of beneficial interests in those global bonds will be limited to persons who have accounts with direct account holders, including Euroclear or Clearstream, or indirect account holders. Ownership of beneficial interests in the global bonds will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct account holders, and the records of direct account holders, with respect to interests of indirect DTC accountholders.
     Euroclear and Clearstream will hold omnibus positions on behalf of their participants through customers’ securities accounts for Euroclear and Clearstream on the books of their respective depositaries, which in turn will hold positions in customers’ securities accounts in the depositaries’ names on the books of DTC.
     Global bonds that Uruguay will issue pursuant to this offer will be credited to the securities custody accounts of persons who hold those global bonds through DTC (other than through accounts at Euroclear and Clearstream) on the Closing Date and to persons who hold those global bonds through Euroclear or Clearstream on the business day following the Closing Date.

Transfers Within and Between DTC, Euroclear and Clearstream
     Trading Between DTC Purchasers and Sellers
     DTC participants will transfer interests in the securities among themselves in the ordinary way according to DTC rules governing global security issues. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global security or securities to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global security or securities to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.
     Trading Between Euroclear and/or Clearstream Participants
     Participants in Euroclear and Clearstream will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream governing conventional Eurobonds.
     Trading Between a DTC Seller and a Euroclear or Clearstream Purchaser
     When the securities are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the closing date. Euroclear or Clearstream will then instruct its depositary to receive the securities and make payment for them. On the closing date, the depositary will make payment to the DTC participant’s account and the securities will be credited to the depositary’s account. After settlement has been completed, DTC will credit the securities to Euroclear or Clearstream. Euroclear or Clearstream will credit the securities, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the closing date. The cash debit from the account of Euroclear or Clearstream will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual closing date.
     Participants in Euroclear and Clearstream will need to make funds available to Euroclear or Clearstream in order to pay for the securities by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream until the securities are credited to their accounts one day later.
     As an alternative, if Euroclear or Clearstream has extended a line of credit to a participant, the participant may decide not to preposition funds, but to allow Euroclear or Clearstream to draw on the line of credit to finance settlement for the securities. Under this procedure, Euroclear or Clearstream would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the securities were credited to the participant’s account. However, interest on the securities would accrue from the value date. Therefore, in these cases the interest income on securities that the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds to (i.e., the interest rate that Euroclear or Clearstream charges) each participant.
     Since the settlement will occur during New York business hours, a DTC participant selling an interest in the security can use its usual procedures for transferring global securities to the depositaries of Euroclear or Clearstream for the benefit of Euroclear or Clearstream participants. The DTC seller will receive the sale proceeds on the closing date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.
     Finally, day traders that use Euroclear or Clearstream to purchase interests in the bonds from DTC accountholders for delivery to Euroclear or Clearstream participants should note that these trades will automatically fail on the sale side unless affirmative action is taken. At least three techniques should be readily available to eliminate this potential problem:
•	borrowing through Euroclear or Clearstream for one day, until the purchase side of the day trade is reflected in their Euroclear or Clearstream accounts, in accordance with the clearing system’s customary procedures,

•	borrowing the interests in the United States from a DTC accountholder no later than one day prior to settlement, which would give the interests sufficient time to be reflected in their Euroclear or Clearstream account in order to settle the sale side of the trade, or

•	staggering the value date for the buy and sell sides of the trade so that the value date for the purchase from the DTC accountholder is at least one day prior to the value date for the sale to the Euroclear or Clearstream participant.
     Trading Between a Euroclear or Clearstream Seller and DTC Purchaser
     Due to time zone differences in their favor, Euroclear and Clearstream participants can use their usual procedures to transfer securities through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the closing date. Euroclear or Clearstream will then instruct its depositary to credit the securities to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual closing date.
     If the Euroclear or Clearstream participant selling the securities has a line of credit with Euroclear or Clearstream and elects to be in debit for the securities until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

PLAN OF DISTRIBUTION
     Subject to the terms and conditions stated in the underwriting agreement dated July 24, 2006, Citigroup Global Markets Inc. and UBS Securities LLC have agreed to purchase, and Uruguay has agreed to sell to the underwriters US$500,000,000 aggregate principal amount of the bonds.
     The underwriters have advised Uruguay that they propose initially to offer the bonds to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial public offering, the public offering price may be changed.
     Subject to the terms and conditions stated in the underwriting agreement, each underwriter named below has agreed to purchase, and Uruguay has agreed to sell to that underwriter, the principal amount of bonds set forth opposite the underwriter’s name.

Underwriters	Principal Amount
Citigroup Global Markets Inc.	US$	250,000,000
UBS Securities LLC	US$	250,000,000

Total	US$	500,000,000

     The underwriting agreement provides that the obligations of the underwriters to purchase the bonds included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the bonds if they purchase any of the bonds.
     The following table indicates the underwriting discounts and commissions that Uruguay is to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the bonds):

Paid by Uruguay
Per Bond	0.20%
     In connection with the issue of the bonds, Citigroup Global Markets Inc. may over-allot bonds (provided that the aggregate principal amount of the bonds allotted does not exceed 105% of the aggregate principal amount of bonds) or effect transactions with a view to supporting the market price of the bonds at a level higher than that which might otherwise prevail. However, there is no assurance that Citigroup Global Markets Inc. will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the bonds is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the bonds and 60 days after the date of the allotment of the bonds.
     Neither Uruguay nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the bonds. In addition, neither Uruguay nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
     The underwriters are relying on an exemption obtained from the SEC from Rule 101 of Regulation M under the U.S. Securities Exchange Act of 1934, as amended, with respect to trading activities of the underwriters and certain of their affiliates in connection with the offering.
     Uruguay estimates that its total expenses for this offering will be approximately US$70,000.
     The underwriters have performed investment banking and advisory services for Uruguay from time to time, for which they have received customary fees and expenses. The underwriters may engage in transactions with and perform services for Uruguay in the ordinary course of their business.
     In compliance with NASD guidelines, the maximum compensation to the underwriters or agents in connection with the sale of the bonds pursuant to this prospectus supplement and the accompanying prospectus will not exceed 8% of the aggregate total offering price to the public of the bonds as set forth on the cover page of this prospectus supplement.

     Uruguay has agreed to indemnify the underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
European Economic Area
In relation to each Member State that has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any bonds which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any bonds may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:
     (a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;
     (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
     (c) by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Citigroup Global Markets Inc. and UBS Securities LLC for any such offer; or
     (d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of bonds shall result in a requirement for the publication by Uruguay or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.
     For the purposes of this provision, the expression an “offer to the public” in relation to any bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any bonds to be offered so as to enable an investor to decide to purchase any bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State.
United Kingdom
     The underwriters have represented and agreed that: (i) they have only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the UK Financial Services and Markets Act 2000 (the “FSMA”) received by them in connection with the issue or sale of any bonds in circumstances in which Section 21(1) of the FSMA does not apply to Uruguay and (ii) they have complied and will comply with all applicable provisions of the FSMA with respect to anything done by them in relation to the bonds in, from or otherwise involving the United Kingdom.
     The bonds are offered for sale in the United States and other jurisdictions where it is legal to make these offers. The distribution of this prospectus supplement and the accompanying prospectus, and the offering of the bonds in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying prospectus come and investors in the bonds should inform themselves about and observe any of these restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.
     The underwriters have agreed that they have not offered, sold or delivered, and they will not offer, sell or deliver any of the bonds, directly or indirectly, or distribute this prospectus supplement, the accompanying prospectus or any other offering material relating to the bonds, in or from any jurisdiction except under circumstances that will, to the best knowledge and belief of the underwriters, after reasonable investigation, result in compliance with the applicable laws and regulations of such jurisdiction and which will not impose any obligations on Uruguay except as set forth in the underwriting agreement.
          Neither Uruguay nor the underwriters have represented that the bonds may be lawfully sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to an exemption, or assumes any responsibility for facilitating these sales.
FORWARD-LOOKING STATEMENTS
          The following documents relating to Uruguay’s securities offered by this prospectus supplement may contain forward-looking statements:
•	the accompanying prospectus;

•	this prospectus supplement;

•	any amendment or supplement hereto; and

•	the documents incorporated by reference into this prospectus supplement and the accompanying prospectus.
          Forward-looking statements are statements that are not historical facts, including statements about Uruguay’s beliefs and expectations. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Uruguay undertakes no obligation to update any of them in light of new information or future events.
          Forward-looking statements involve inherent risks and uncertainties. Uruguay cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The information contained in this prospectus supplement identifies important factors that could cause such differences. Such factors include, but are not limited to:
•	adverse external factors, such as changes in international prices, high international interest rates and recession or low economic growth in Uruguay’s trading partners. Changes in international prices and high international interest rates could increase Uruguay’s current account deficit and budgetary expenditures. Recession or low economic growth in Uruguay’s trading partners could decrease exports (including manufactured goods) from Uruguay, reduce tourism to Uruguay, induce a contraction of the Uruguayan economy and, indirectly, reduce tax revenues and other public sector revenues and adversely affect the country’s fiscal accounts;

•	adverse domestic factors, such as a decline in foreign direct and portfolio investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility and a further deterioration in the health of the domestic banking system. These factors could lead to lower economic growth or a decrease in Uruguay’s international reserves; and

•	other adverse factors, such as climatic or political events and international hostilities.
GENERAL INFORMATION
Due Authorization
          Uruguay has authorized the creation and issue of the bonds pursuant to Decree No. 236/006, dated July 21, 2006, of the Executive Power of the Republic of Uruguay, and Resolution D/476/006, dated July 24, 2006 of Banco Central of Uruguay.

Litigation
     Neither Uruguay nor any Uruguayan governmental agency is involved in any litigation or arbitration or administrative proceedings relating to claims or amounts that are material in the context of the offer or issue of the bonds and that would materially and adversely affect Uruguay’s ability to meet its obligations under the bonds and the indenture with respect to the bonds. No such litigation or arbitration or administrative proceedings are pending or, so far as Uruguay is aware, threatened.
Listing
     Application will be made to admit the bonds to the Official List of the UK Listing Authority and to admit the bonds to trading on the regulated market of the London Stock Exchange.
Validity of the Bonds
     The validity of the bonds will be passed upon for Uruguay by Counsel to the Ministry of Economy and Finance of Uruguay and by Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006, special New York counsel to Uruguay.
     The validity of the bonds will be passed upon for the underwriters by Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022, United States counsel to the underwriters, and by Guyer & Regules, Plaza Independencia 811, 11100 Montevideo, Uruguayan counsel to the underwriters.
     As to all matters of Uruguayan law, Cleary Gottlieb Steen & Hamilton LLP may rely on the opinion of Counsel to the Ministry of Economy and Finance of Uruguay, and Shearman & Sterling LLP may rely on the opinion of Guyer & Regules.
     As to all matters of United States law, Counsel to the Ministry of Economy and Finance of Uruguay may rely on the opinion of Cleary Gottlieb Steen & Hamilton LLP, and Guyer & Regules may rely on the opinion of Shearman & Sterling LLP. All statements with respect to matters of Uruguayan law in this prospectus supplement and the accompanying prospectus have been passed upon by Counsel to the Ministry of Economy and Finance of Uruguay and Guyer & Regules and are made upon their authority.
Where You Can Find More Information
     Uruguay has filed a Registration Statement with the SEC. You may request copies of this document, including all amendments thereto, the accompanying prospectus, any documents incorporated by reference into the registration statement and the various exhibits to these documents, free of charge, by contacting the Office of the Representative of the Ministry of Economy and Finance of the Republic of Uruguay, 1025 Connecticut Ave, N.W. Suite 902, Washington, D.C. 20036, United States.
     Uruguay is not subject to the informational requirements of the U.S. Securities Exchange Act of 1934. Uruguay commenced filing annual reports on Form 18-K with the SEC on a voluntary basis beginning with its fiscal year ended December 31, 2004. These reports include certain financial, statistical and other information concerning Uruguay. Uruguay may also file amendments on Form 18-K/A to its annual reports for the purpose of filing with the SEC exhibits which have not been included in the registration statement to which this prospectus supplement and the accompanying prospectus relate. When filed, these exhibits will be incorporated by reference into the registration statement. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Uruguay’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov and you may also read and copy these documents at the SEC’s public reference room in Washington, D.C. at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information.
     You may inspect copies of the indenture and the form of the bonds during normal business hours on any weekday (except public holidays) at the offices of the trustee.

Clearing
     The bonds have been accepted for clearance through DTC, Euroclear and Clearstream. The codes are:

ISIN	CUSIP	Common Code

US917288BC52	917288BC5	023617129

PROSPECTUS
República Oriental del Uruguay
acting through Banco Central del Uruguay as its Financial Agent
Debt Securities
and/or
Warrants to Purchase Debt Securities
     Uruguay may from time to time offer and sell its securities in amounts, at prices and on terms to be determined at the time of sale and provided in supplements to this prospectus. Uruguay may offer debt securities in exchange for other debt securities or that are convertible into new debt securities. Uruguay may offer securities having an aggregate principal amount of up to $2,800,000,000 (or the equivalent in other currencies) in the United States. The securities will be direct, general and unconditional public foreign debt of Uruguay and will rank equal in right of payment among themselves and with all other unsecured and unsubordinated foreign debt of Uruguay.
     Uruguay may sell the securities directly, through agents designated from time to time or through underwriters. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

     The trust indenture described in this prospectus contains collective action clauses with provisions regarding future modifications to the terms of debt securities issued thereunder that are described herein beginning on page 8. Under these provisions, modifications affecting the reserve matters listed in the indenture, including modifications to payment and other important terms, may be made to a single series of debt securities issued under the indenture with the consent of the holders of 75% of the aggregate principal amount outstanding of that series, and to multiple series of debt securities issued under the indenture with the consent of the holders of 85% of the aggregate principal amount outstanding of all affected series and 66-2/3% in aggregate principal amount outstanding of each affected series.

     This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement. You should read this prospectus and the supplements carefully. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.
     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is June 5, 2006.

ABOUT THIS PROSPECTUS
     This prospectus provides a general description of the securities Uruguay may offer under the “shelf” registration statement it has filed with the Securities and Exchange Commission (the “SEC”). Each time Uruguay sells some of these securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and the accompanying prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”
     This prospectus is based on information that is publicly available or that Uruguay has supplied, unless otherwise expressly stated. Uruguay confirms that:
•	the information contained in this prospectus is true and correct in all material respects and is not misleading as of its date;

•	it has not omitted facts, the omission of which makes this prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus and will provide in any prospectus supplement.
FORWARD-LOOKING STATEMENTS
     The following documents relating to Uruguay’s securities offered by this prospectus may contain forward-looking statements:
•	this prospectus;

•	any prospectus supplement;

•	any pricing supplement to a prospectus supplement; and

•	the documents incorporated by reference in this prospectus, any prospectus supplement or any pricing supplement.

     Forward-looking statements are statements that are not historical facts, including statements about Uruguay’s beliefs and expectations. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Uruguay undertakes no obligation to update any of them in light of new information or future events.
     Forward-looking statements involve inherent risks and uncertainties. Uruguay cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:
•	adverse external factors, such as changes in international prices, high international interest rates and recession or low economic growth in Uruguay’s trading partners. Changes in international prices and high international interest rates could increase Uruguay’s current account deficit and budgetary expenditures. Recession or low economic growth in Uruguay’s trading partners could decrease exports (including manufactured goods) from Uruguay, reduce tourism to Uruguay, induce a contraction of the Uruguayan economy and, indirectly, reduce tax revenues and other public sector revenues and adversely affect the country’s fiscal accounts;

•	adverse domestic factors, such as a decline in foreign direct and portfolio investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility and a further deterioration in the health of the domestic banking system. These factors could lead to lower economic growth or a decrease in Uruguay’s international reserves; and

•	other adverse factors, such as climatic or political events and international hostilities.
DATA DISSEMINATION
     On February 18, 2004, Uruguay became the 56th subscriber to the IMF’s Special Data Dissemination Standard or SDDS, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released or the so-called “Advance Release Calendar.” For Uruguay, precise dates or “no-later-than-dates” for the release of data under the SDDS are disseminated in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. The Internet website is located at http://dsbb.imf.org. Neither the government nor any dealers, agents or underwriters acting on behalf of Uruguay in connection with the offer and sale of securities as contemplated in this prospectus accept any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this prospectus.
USE OF PROCEEDS
     Unless otherwise specified in a prospectus supplement, Uruguay will use the net proceeds from the sale of securities for the general purposes of the government of Uruguay, including but not limited to the refinancing, repurchase or retirement of domestic and external indebtedness of the government. Uruguay may also issue securities to be offered in exchange for any of its outstanding securities.

DESCRIPTION OF THE SECURITIES
     This prospectus provides a general description of the debt securities and warrants that Uruguay may offer. Each time Uruguay offers securities, Uruguay will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the updated information in the prospectus supplement.
Debt Securities
     Uruguay will issue the debt securities under a trust indenture dated May 29, 2003 among Uruguay, Banco Central del Uruguay, or Banco Central, as financial agent to Uruguay, and The Bank of New York, as trustee. Uruguay has filed the indenture and the forms of debt securities with the SEC. The following description summarizes some of the terms of the debt securities and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the securities. You should read the prospectus supplement, the indenture and the forms of debt securities before making your investment decision.
     General
     The prospectus supplement relating to any series of debt securities offered will include specific terms relating to the debt securities of that series. These terms will include some or all of the following:
•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date or dates;

•	if the debt securities will bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and the record dates for these interest payment dates;

•	the form of debt security (global or certificated);

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Uruguay to redeem the debt securities at its option;

•	any provisions that entitle the holders to repayment at their option;

•	the currency in which the debt securities are denominated and the currency in which Uruguay will make payments;

•	the authorized denominations;

•	a description of any index Uruguay will use to determine the amount of principal or any premium or interest payments; and

•	any other terms that do not conflict with the provisions of the indenture.

     Uruguay may issue debt securities in exchange for other debt securities or that are convertible into new debt securities. The specific terms of the exchange or conversion of any debt security and the debt security for which it will be exchangeable or to which it will be converted will be described in the prospectus supplement relating to the exchangeable or convertible debt security.
     Uruguay may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. Uruguay may also issue debt securities that have floating rates of interest but are exchangeable for fixed rate debt securities. Uruguay will describe the applicable U.S. federal income tax consequences that may be associated with an investment in a series of the debt securities and other relevant considerations in the prospectus supplements for these offerings.
     Uruguay is not required to issue all of its debt securities under the indenture and this prospectus, but instead may issue debt securities other than those described in this prospectus under other indentures and documentation. That documentation may contain different terms from those included in the indenture and described in this prospectus.
     Status
     The debt securities will be direct, unconditional and unsecured public foreign debt of Uruguay and will not have the benefit of any separate undertaking of other governmental entities (including Banco Central). They will rank equal in right of payment among themselves and with all of Uruguay’s existing and future unsecured and unsubordinated foreign debt, as defined under “—Negative Pledge” below. Uruguay has pledged its full faith and credit to make all payments on the debt securities when due.
     Payment of Principal and Interest
     Uruguay will arrange for payments to be made on global debt securities by wire transfer to the applicable clearing system, or to its nominee or common depositary, as the registered owner or bearer of the debt securities, which will receive the funds for distribution to the holders. See “Global Securities” below.
     Uruguay will arrange for payments to be made on any certificated debt securities to the registered holders of the debt securities on the specified payment dates. Uruguay may make such payments by wire transfer or by check mailed to the holder’s registered address.
     If any date for an interest or principal payment on a debt security denominated in U.S. dollars is a day on which banking institutions in New York City are authorized or obligated by law or executive order to be closed, Uruguay will make the payment on the next New York City banking day. A similar rule will apply to payments under securities denominated in other currencies, but with reference to business days in the place of payment. No interest on the debt securities will accrue as a result of this delay in payment.
     If any money that Uruguay pays to the trustee or to any paying agent to make payments on any debt securities is not claimed at the end of two years after the applicable payment was due and payable, then the money will be repaid to Uruguay on Uruguay’s written request. Uruguay will hold such unclaimed money in trust for the relevant holders of those debt securities. After any such repayment, neither the trustee nor any paying agent will be liable for the payment. However, Uruguay’s obligations to make payments on the debt securities as they become due will not be affected until the expiration of the prescription period, if any, specified in the securities (see “—Limitations on Time for Claims” below).
     Additional Amounts
     Uruguay will make all principal and interest payments on the debt securities without withholding or deducting any present or future taxes imposed by Uruguay or any of its political subdivisions. If Uruguayan law requires Uruguay to deduct or withhold taxes (which it currently does not require), Uruguay will pay the holders of debt securities the additional amounts necessary to ensure that they receive the same amount as they would have received without any withholding or deduction.
          Uruguay will not, however, pay any additional amounts in connection with any tax, assessment or other governmental charge that is imposed due to any of the following:
•	the holder of debt securities has or had some connection with Uruguay other than merely owning the securities or receiving principal and interest payments on the securities;

•	the holder of debt securities has failed to comply with any certification or other reporting requirement concerning its nationality, residence, identity or connection with Uruguay, and Uruguay requires compliance with these reporting requirements as a precondition to exemption from Uruguayan withholding taxes or deductions and has provided notice of such requirement to the trustee at least 60 days prior to the date such compliance is required; or

•	the holder of debt securities has failed to present its security within 30 days after a payment of principal or interest has been made available to the holder.
          Uruguay will pay any administrative, excise or property taxes that arise in Uruguay under Uruguayan law in connection with the debt securities. Uruguay will also indemnify the holder of debt securities against any administrative, excise or property taxes resulting from the enforcement of the obligations of Uruguay under the debt securities following an event of default.
          Form and Denominations
          Unless otherwise provided in the applicable prospectus supplement, Uruguay will issue debt securities:
•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of $1,000 and integral multiples of $1,000.
          Redemption, Repurchase and Early Repayment
          Unless otherwise provided in the applicable prospectus supplement, the debt securities will not be redeemable before maturity at the option of Uruguay or repayable before maturity at the option of the holder. Nevertheless, Uruguay may at any time repurchase the debt securities at any price in the open market or otherwise. Uruguay may hold or resell debt securities it purchases or may surrender them to the trustee for cancellation.
          Negative Pledge
          Uruguay has agreed that as long as any of the debt securities remain outstanding or any amount payable by Uruguay under the indenture remains unpaid, Uruguay will not grant or allow any lien to be placed on its assets or revenues or the assets or revenues of Banco Central as security for any of its public foreign debt, unless it contemporaneously grants or allows a lien that provides security on the same terms for Uruguay’s obligations under the debt securities.

          For this purpose:
•	“foreign debt” means obligations of or guaranteed (whether by contract, statute or otherwise) by the Republic or Banco Central for borrowed money or evidenced by bonds, debentures, notes or other similar instruments denominated or payable, or which at the option of the holder thereof may be payable, in a currency other than the local currency of Uruguay;

•	“lien” means any lien, pledge, mortgage, security interest, deed of trust, charge or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest with respect to the payment of any obligations with or from the proceeds of any assets or revenues of any kind whether in effect on the date the indenture becomes effective or at any time thereafter; and

•	“public foreign debt” means any foreign debt that is in the form of, or represented by, bonds, notes or other securities that are or may be quoted, listed or ordinarily purchased or sold on any stock exchange, automated trading system or over-the-counter or other securities market.
          However, Uruguay may grant or agree to certain permitted types of liens, as described below:
•	any lien on property to secure public foreign debt arising in the ordinary course of business to finance export, import or other trade transactions, which matures (after giving effect to all renewals and refinancings thereof) not more than one year after the date on which that public foreign debt was originally incurred;

•	any lien on property to secure public foreign debt that was incurred solely for the purpose of financing Uruguay’s acquisition of the property (or, in the case of public foreign debt guaranteed by Uruguay, acquisition by the relevant debtor);

•	any lien on property arising by operation of law in connection with public foreign debt, including any right of set-off with respect to demand or time deposits maintained with financial institutions and bankers’ liens with respect to property held by financial institutions;

•	any lien existing on property at the time of acquisition;

•	any lien on property created pursuant to the Collateral Pledge Agreement dated as of February 19, 1991 made by Banco Central in favor of the Federal Reserve Bank of New York, as collateral agent, to secure the Series A and Series B Collateralized Fixed Rate Notes Due 2021;

•	any lien in existence as of the issue date of the relevant series of debt securities; and

•	any lien securing public foreign debt incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project provided that (a) the holders of the public foreign debt agree to limit their recourse to the assets and revenues of project as the principal source of repayment and (b) the property over which the lien is granted consists solely of the assets and revenues of the project.
          Events of Default
          Each of the following is an event of default under any series of debt securities:
          1. Non-Payment: Uruguay’s failure for a period of 30 consecutive days to make a payment of principal or interest when due on any debt security of that series; or

          2. Breach of Other Obligations: The failure for a period of 60 days following written notice to Uruguay by the trustee or holders representing 25% of the outstanding debt securities of that series to remedy the failure by Uruguay or, where applicable, Banco Central acting on Uruguay’s behalf, to observe or perform any of the covenants or agreements provided in the debt securities of that series or the indenture (other than a non-payment default); or
          3. Cross Default:
•	Uruguay fails to make a payment when due or within the applicable grace period on public foreign debt issued, or amended as to payment terms, on or after April 10, 2003 having an aggregate principal amount greater than or equal to US$60,000,000 (or its equivalent in other currencies);

•	Any public foreign debt of Uruguay issued, or amended as to payment terms, on or after April 10, 2003 having an aggregate principal amount greater than or equal to US$60,000,000 (or its equivalent in other currencies) is accelerated due to an event of default, unless the acceleration is rescinded or annulled; or
          4. Moratorium: Uruguay or certain courts declare a general suspension of payments or a moratorium on payment of Uruguay’s public foreign debt issued, or amended as to payment terms, on or after April 10, 2003.
          5. Validity:
•	The validity of the debt securities of that series is contested in certain formal proceedings by Uruguay or by any governmental entity of Uruguay that has the legal power to contest the validity of the securities;

•	Uruguay denies any of its obligations to the holders of that series under the debt securities or the indenture; or

•	A legislative or constitutional measure or a final decision by a court in Uruguay purports to render any material provision of the debt securities of that series invalid or to prevent or delay the performance of any of Uruguay’s material obligations under the securities; or
          6. Failure of Authorizations: Any law, regulation or governmental authorization necessary for Uruguay to perform its material obligations under the debt securities of that series ceases to be in full force and effect or is modified in a manner that adversely affects the rights or claims of any of the holders; or
          7. Judgments: Any of several special types of judgments is levied against all or any substantial part of the assets of Uruguay in connection with a monetary judgment exceeding US$60,000,000 (or its equivalent in other currencies) and Uruguay does not adequately satisfy, bond, contest in good faith, or receive a stay of execution in respect of, such judgment within 45 days; or
          8. Illegality: Any applicable law, rule or regulation is adopted which would make it unlawful for Uruguay to comply with its obligations described in “Additional Amounts” above; or
          9. IMF Membership: Uruguay ceases to be a member of the IMF.
          If any of the above events of default occurs and is continuing, holders holding debt securities representing at least 25% of the aggregate principal amount of the then-outstanding debt securities of that series may declare the principal amount of all the debt securities of that series to be due and payable immediately by giving written notice to Uruguay or Banco Central, with a copy to the trustee.
          Holders holding debt securities representing in the aggregate at least two-thirds of the principal amount of the then-outstanding debt securities of that series may waive any existing defaults, and their consequences, on behalf of the holders of all of the debt securities of that series, if:

•	following the declaration that the principal of the debt securities of that series has become due and payable immediately, Uruguay deposits with the trustee a sum sufficient to pay all outstanding amounts then due on those debt securities (other than principal due by virtue of the acceleration upon the event of default) together with interest on such amounts through the date of the deposit as well as the reasonable fees and compensation of the trustee; and

•	all events of default (other than non-payment of principal that became due by virtue of the acceleration upon the event of default) have been remedied.
          Suits for Enforcement and Limitations on Suits by Holders
          If an event of default for a series has occurred and is continuing, the trustee may institute judicial action to enforce the rights of the holders of that series. With the exception of a suit to enforce the absolute right of a holder to receive payment of the principal of and interest on debt securities on the stated maturity date therefor (as that date may be amended or modified pursuant to the terms of the debt securities), a holder has no right to bring a suit, action or proceeding with respect to the debt securities of a series unless (1) such holder has given notice to the trustee that a default with respect to that series has occurred and is continuing, (2) holders of at least 25% of the aggregate principal amount outstanding of that series have instructed the trustee to institute an action or proceeding and provided an indemnity satisfactory to the trustee, and (3) 60 days have passed since the trustee received the instruction and the trustee has failed to institute an action or proceeding as directed. Moreover, any such action commenced by a holder must be for the equal, ratable and common benefit of all holders of debt securities of that series.
          Meetings
          Uruguay or the trustee at any time may, and upon written request to the trustee by holders of at least 10% of the aggregate principal amount of the debt securities of any series the trustee shall, call a meeting of holders of the debt securities of that series. This meeting will be held at the time and place determined by Uruguay and Banco Central and specified in a notice sent to the holders by the trustee. This notice must be given at least 30 days and not more than 60 days prior to the meeting.
          Registered holders holding debt securities representing at least a majority of the aggregate principal amount of the then-outstanding debt securities of a series will constitute a quorum at a meeting of registered holders described above. If there is no quorum, the meeting may be adjourned for a period of at least ten days, and if there is no quorum at the adjourned meeting, it may be further adjourned, provided in each case that notice is given at least five days prior to each date the meeting is to be reconvened. At the reconvening of any meeting that had been adjourned twice, registered holders holding debt securities representing at least 25% of the aggregate principal amount of the then-outstanding debt securities of the series will constitute a quorum.
          Modifications
          The New Bonds contain collective action clauses with provisions regarding future modifications to the terms of the New Bonds. These clauses are described below.
          Any modification, amendment, supplement or waiver to the indenture or the terms and conditions of the debt securities of one or more series may be made or given pursuant to a written action of the holders of the debt securities of that series without the need for a meeting or by vote of the holders of the debt securities of that series taken at a meeting of holders thereof, in each case in accordance with the applicable provisions of the indenture or the debt securities.
          Any modification, amendment, supplement or waiver to the terms and conditions of the debt securities of a single series, or to the indenture insofar as it affects the debt securities of a single series, may generally be made, and future compliance therewith may be waived, with the consent of Uruguay and the holders of not less than 66-2/3% in aggregate principal amount of the debt securities of such series at the time outstanding.

          However, special requirements apply with respect to any modification, amendment, supplement or waiver that would:
•	change the date for payment of principal or premium of, or any installment of interest on, the debt securities of a series;

•	reduce the principal amount or redemption price or premium, if any, payable under the debt securities of a series;

•	reduce the portion of the principal amount which is payable in the event of an acceleration of the maturity of the debt securities of a series;

•	reduce the interest rate on the debt securities of a series;

•	change the currency or place of payment of any amount payable under the debt securities of a series;

•	change the obligation of Uruguay to pay additional amounts in respect of the debt securities of a series;

•	change the definition of outstanding or the percentage of votes required for the taking of any action pursuant to the modification provisions of the indenture (and the corresponding provisions of the terms and conditions of the debt securities) in respect of the debt securities of a series;

•	authorize the trustee, on behalf of all holders of the debt securities of a series, to exchange or substitute all the debt securities of that series for, or convert all the debt securities of that series into, other obligations or securities of Uruguay or any other Person; or

•	change the pari passu ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms and conditions of the debt securities of a series.
          We refer to the above subjects as “reserve matters” and to any modification, amendment, supplement or waiver constituting a reserve matter as a “reserve matter modification.”
          Any reserve matter modification to the terms and conditions of the debt securities of a single series, or to the indenture insofar as it affects the debt securities of a single series, may generally be made, and future compliance therewith may be waived, with the consent of Uruguay and the holders of not less than 75% in aggregate principal amount of the debt securities of such series at the time outstanding.
          If Uruguay proposes any reserve matter modification to the terms and conditions of the debt securities of two or more series, or to the indenture insofar as it affects the debt securities of two or more series, in either case as part of a single transaction, Uruguay may elect to proceed pursuant to provisions of the indenture providing that such modifications may be made, and future compliance therewith may be waived, for each affected series if made with the consent of Uruguay and
•	the holders of not less than 85% in aggregate principal amount of the outstanding debt securities of all series that would be affected by that modification (taken in aggregate), and

•	the holders of not less than 66-2/3% in aggregate principal amount of the outstanding debt securities of that series (taken individually).
          If any reserve matter modification is sought in the context of a simultaneous offer to exchange the debt securities of one or more series for new debt instruments of Uruguay or any other person, Uruguay shall ensure that the relevant provisions of the affected debt securities, as amended by such modification, are no less favorable to the holders thereof than the provisions of the new instrument being offered in the exchange, or if more than one debt instrument is offered, no less favorable than the new debt instrument issued having the largest aggregate principal amount.
          Uruguay agrees that it will not issue new debt securities or reopen any existing series of debt securities with the intention of placing such debt securities with holders expected to support any modification proposed by Uruguay (or that Uruguay plans to propose) for approval pursuant to the modification provisions of the indenture or the terms and conditions of any series of debt securities.
          Any modification consented to or approved by the holders of the debt securities of one or more series pursuant to the modification provisions will be conclusive and binding on all holders of the debt securities of that series, whether or not they have given such consent or were present at a meeting of holders at which such action was taken, and on all future holders of the debt securities of that series whether or not notation of such modification is made upon the debt securities of that series. Any instrument given by or on behalf of any holder of a debt security in connection with any consent to or approval of any such modification will be conclusive and binding on all subsequent holders of such debt security.
          Before seeking the consent of any holder of a debt security of any series to a reserve matter modification affecting that series, Uruguay shall provide to the trustee (for onward distribution to the holders of the affected debt securities) the following information:
•	a description of the economic or financial circumstances that, in Uruguay’s view, explain the request for the proposed modification;

•	if Uruguay shall at the time have entered into a standby, extended funds or similar program with the International Monetary Fund, a copy of that program (including any related technical memorandum); and

•	a description of Uruguay’s proposed treatment of its other major creditor groups (including, where appropriate, Paris Club creditors, other bilateral creditors and internal debtholders) in connection with Uruguay’s efforts to address the situation giving rise to the requested modification.
          For purposes of determining whether the required percentage of holders of the notes has approved any modification, amendment, supplement or waiver or other action or instruction pursuant to the indenture or, in the case of a meeting, whether sufficient holders are present for quorum purposes, any debt securities owned or controlled, directly or indirectly, by Uruguay or any public sector instrumentality of Uruguay will be disregarded and deemed to be not outstanding. As used in this paragraph, “public sector instrumentality” means Banco Central, any department, ministry or agency of the government of Uruguay or any corporation, trust, financial institution or other entity owned or controlled by the government of Uruguay or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity. In determining whether the trustee shall be protected in relying upon any modification, amendment, supplement or waiver, or any notice from holders, only debt securities that the trustee knows to be so owned shall be so disregarded. Prior to any vote on a reserve matter modification affecting any series of debt securities, Uruguay shall deliver to the trustee a certificate signed by an authorized representative of Uruguay specifying, for Uruguay and each public sector instrumentality, any debt securities of that series deemed to be not outstanding as described above or, if no debt securities of that series are owned or controlled by Uruguay or any public sector instrumentality, a certificate signed by an authorized representative of Uruguay to this effect.
Warrants
          If Uruguay issues warrants, it will describe their specific terms in a prospectus supplement. If any warrants are registered with the SEC, Uruguay will file a warrant agreement and form of warrant with the SEC.

The following description briefly summarizes some of the general terms that apply to warrants. You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.
          Uruguay may issue the warrants separately or together with any debt securities. All warrants will be issued under a warrant agreement between Uruguay and a bank or trust company, as warrant agent. The applicable prospectus supplement will include some or all of the following specific terms relating to the warrants:
•	the initial offering price;

•	the currency you must use to purchase the warrants;

•	the title and terms of the debt securities or other consideration that you will receive on exercise of the warrants;

•	the principal amount of debt securities or amount of other consideration that you will receive on exercise of the warrants;

•	the exercise price or ratio;

•	the procedures of, and conditions to, exercise of the warrants;

•	the date or dates on which you must exercise the warrants;

•	whether and under what conditions Uruguay may cancel the warrants;

•	the title and terms of any debt securities issued with the warrants and the amount of debt securities issued with each warrant;

•	the date, if any, on and after which the warrants and any debt securities issued with the warrants will trade separately;

•	the form of the warrants (global or certificated and registered or bearer), whether they will be exchangeable between such forms and, if registered, where they may be transferred and exchanged;

•	the identity of the warrant agent;

•	any special considerations regarding federal income tax in the United States or other countries;

•	any other terms of the warrants.

Global Securities
     The Depository Trust Company, or DTC, Euroclear Bank S.A./C.V., or Euroclear, and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Uruguay nor the trustee will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Nor will Uruguay or the trustee be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.
     Uruguay may issue the warrants or the debt securities of a series in whole or in part in the form of one or more global securities, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of securities. Uruguay refers to the intangible securities represented by a global security as “book-entry” securities.
     Uruguay will deposit any global security it issues with a clearing system. The global security will be registered in the name of the clearing system or its nominee or common depositary. Unless a global security is exchanged for certificated securities, as discussed below under “Certificated Securities,” it may not be transferred, except among the clearing system, its nominees or common depositaries and their successors. Clearing systems include DTC, in the United States and Euroclear and Clearstream, Luxembourg in Europe.
     Clearing systems process the clearance and settlement of book-entry securities for their direct participants. A “direct participant” is a bank or financial institution that has an account with a clearing system. The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants. An “indirect participant” is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant.
     Euroclear and Clearstream, Luxembourg are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems.
     Uruguay generally will treat the registered holder of a global security as the absolute owner of the security for all purposes. The legal obligations of Uruguay and the trustee run only to the registered owner or bearer of a global security, which will be the relevant clearing system or its nominee or common depositary. For example, once Uruguay arranges for payments to be made to the registered holder, Uruguay will no longer be liable for the amounts so paid on the security. In addition, if you own a beneficial interest in a global security, you must rely on the procedures of the institutions through which you hold your interests in the security (including DTC, Euroclear, Clearstream, Luxembourg, and their participants) to exercise any of the rights granted to the holder of the security or securities. Under existing industry practice, if you desire to take any action that the holder of a security is entitled to take, then the registered holder would authorize the clearing system participant through which you own your beneficial interest to take the action, and the participant would then either authorize you to take the action or act for you on your instructions.
The Clearing Systems
     The following description reflects Uruguay’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream, Luxembourg. Uruguay has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream, Luxembourg, but Uruguay takes no responsibility for the accuracy of this information.
     The Depository Trust Company
     DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934.

     DTC was created to hold securities for its participants and to facilitate the clearance and settlement of transactions between its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Persons who have accounts with DTC, or DTC participants, include the global coordinator, the underwriters, the U.S. depositaries, the fiscal agent, securities brokers and dealers, banks, trust companies and clearing corporations and may in the future include certain other organizations. Indirect access to the DTC system is also available to others that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.
     Transfers of ownership or other interests in global securities in DTC may be made only through DTC participants. In addition, beneficial owners of global securities in DTC will receive all distributions of principal of and interest on the global securities from the trustee through such DTC participant.
     Euroclear and Clearstream, Luxembourg
     Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance, settlement, lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. Banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream, Luxembourg participant.
     Secondary Market Trading
     Trading Between DTC Purchasers and Sellers
     DTC participants will transfer interests in the securities among themselves in the ordinary way according to DTC rules governing global security issues. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global security or securities to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global security or securities to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.
     Trading Between Euroclear and/or Clearstream, Luxembourg Participants
     Participants in Euroclear and Clearstream, Luxembourg will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional Eurobonds.
     Trading Between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser
     When the securities are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the securities and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the securities will be credited to the depositary’s account. After settlement has been completed, DTC will credit the securities to Euroclear or Clearstream, Luxembourg. Euroclear or Clearstream, Luxembourg will credit the securities, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.
          Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream, Luxembourg until the securities are credited to their accounts one day later.
          As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to preposition funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the securities. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the securities were credited to the participant’s account. However, interest on the securities would accrue from the value date. Therefore, in these cases the interest income on securities that the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds to (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) each participant.
          Since the settlement will occur during New York business hours, a DTC participant selling an interest in the security can use its usual procedures for transferring global securities to the depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.
          Trading Between a Euroclear or Clearstream, Luxembourg Seller and a DTC Purchaser
          Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer securities through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the securities to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.
          If the Euroclear or Clearstream, Luxembourg participant selling the securities has a line of credit with Euroclear or Clearstream, Luxembourg and elects to be in debit for the securities until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.
Certificated Securities
          Unless otherwise specified in a prospectus supplement, Uruguay will issue securities in certificated form only if:
the depositary notifies Uruguay that it is unwilling or unable to continue as depositary, is ineligible to act as depositary or, in the case of DTC, ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934 and Uruguay or Banco Central acting on Uruguay’s behalf does not appoint a successor depositary or clearing agency within 90 days;
Uruguay decides it no longer wishes to have all or part of the debt securities represented by global securities; or

the trustee has instituted or been directed to institute any judicial proceeding to enforce the rights of the holders under the debt securities and has been advised by its legal counsel that it should obtain possession of the securities for the proceeding.
          If a physical or certificated security becomes mutilated, defaced, destroyed, lost or stolen, Uruguay may issue, and the trustee shall authenticate and deliver, a substitute security in replacement. In each case, the affected holder will be required to furnish to Uruguay and to the trustee an indemnity under which it will agree to pay Uruguay, the trustee and any of their respective agents for any losses they may suffer relating to the security that was mutilated, defaced, destroyed, lost or stolen. Uruguay and the trustee may also require that the affected holder present other documents or proof. The affected holder may be required to pay all taxes, expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen security.
          If Uruguay issues certificated securities, a holder of certificated securities may exchange them for securities of a different authorized denomination by submitting the certificated securities, together with a written request for an exchange, at the office of the trustee as specified in the indenture in New York City, or at the office of any paying agent. In addition, the holder of any certificated security may transfer it in whole or in part by surrendering it at any of such offices together with an executed instrument of transfer.
          Uruguay will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of certificated securities. Uruguay may, however, charge the holders for certain delivery expenses as well as any applicable stamp duty, tax or other governmental or insurance charges. The trustee may reject any request for an exchange or registration of transfer of any security made within 15 days of the date for any payment of principal of or interest on the securities.
Trustee
          The indenture establishes the obligations and duties of the trustee, the right to indemnification of the trustee and the liability and responsibility, including limitations, for actions that the trustee takes. The trustee is entitled to enter into business transactions with Uruguay or Banco Central acting on Uruguay’s behalf or any of their respective affiliates without accounting for any profit resulting from these transactions.
Paying Agents; Transfer Agents; Registrar
          Uruguay may appoint paying agents, transfer agents and a registrar with respect to each series of securities, which will be listed at the back of the relevant prospectus supplement. Uruguay or Banco Central acting on Uruguay’s behalf may at any time appoint new paying agents, transfer agents and registrars with respect to a series. Uruguay, however, will at all times maintain a principal paying agent in a Western European or United States city and a registrar in New York City for each series until the securities of that series are paid. Uruguay will provide prompt notice of termination, appointment or change in the office of any paying agent, transfer agent or registrar acting in connection with any series of securities.
Notices
          All notices to holders will be published in the Financial Times in London. If at any time publication in the Financial Times is not practicable, Uruguay will publish notices in another daily newspaper with general circulation in London. Any notice so published shall be deemed to have been given on the date of its publication.
          Notices will also be mailed to holders at their registered addresses. So long as a clearing system, or its nominee or common custodian, is the registered holder of a global security, each person owning a beneficial interest in that global security must rely on the procedures of that clearing system to receive notices provided to it. Each person owning a beneficial interest in a global security who is not a participant in a clearing system must rely on the procedures of the participant through which the person owns its interest in the global security to receive notices provided to the clearing system. Uruguay will consider mailed notice to have been given three business days after it has been sent.

Further Issues of Securities
     Uruguay may without the consent of the holders create and issue additional securities with the same terms and conditions as a series of securities (or the same except for the amount of the first interest payment) so long as the additional securities are consolidated and form a single series with any outstanding series, except as otherwise set forth in the Prospectus Supplement of a series.
Limitation on Time for Claims
     Claims against Uruguay for the payment of principal or interest on the securities (including additional amounts) must be made within four years after the date on which such payment first became due, or a shorter period if provided by law.
Jurisdiction, Consent to Service, Enforcement of Judgments and Immunities from Attachment
     The securities and the indenture are governed by, and will be interpreted according to, the law of the State of New York.
     The securities and the indenture provide that Uruguay will appoint and maintain at all times as its process agent CT Corporation System, with an office on the date of this Prospectus at 111 Eighth Avenue, 13th Floor, New York, New York 10011, United States of America. Process may be served upon Uruguay’s process agent in any judicial action or proceeding commenced by the trustee or any holder arising out of or relating to the securities and the indenture in a New York state or federal court sitting in New York City.
     The process agent will receive on behalf of Uruguay and its property service of copies of the summons and complaint and any other process that may be served in any such action or proceeding brought in such New York state or federal court sitting in New York City. This service may be made by mailing or delivering a copy of this process to Uruguay at the address specified above for the process agent. Uruguay authorizes and directs the process agent to accept such service on its behalf.
     Uruguay also will consent (as an alternative) to the service of any and all process in any such action or proceeding in such New York state or federal court sitting in New York City by the mailing of copies of such process to itself at its address specified in the indenture.
     In addition, the trustee or, in actions permitted to be taken by the holders, the holders of securities may serve legal process in any other manner permitted by law and bring any action or proceeding against Uruguay or its property in the competent courts of other proper jurisdictions pursuant to applicable law.
     Uruguay is a foreign sovereign state. Consequently, it may be difficult for the trustee or the holders of securities to obtain judgments from courts in the United States or elsewhere against Uruguay. Furthermore, it may be difficult for the trustee or holders to enforce, in the United States or elsewhere, the judgments of United States or foreign courts against Uruguay.
     In connection with any legal action relating to the securities, Uruguay will:
•	submit to the jurisdiction of any New York state or federal court sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to the securities; and

•	agree that all claims in respect of such action or proceeding may be heard and determined in such New York state or federal court and waive, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding and any right of jurisdiction in such action or proceeding on account of the place of residence or domicile of Uruguay.

     To the extent that Uruguay has or may acquire or have attributed to it any immunity under any law (including, to the fullest extent permitted, under Uruguayan law), Uruguay will waive that immunity in respect of any claims or actions regarding its obligations under the securities, except that Uruguay will not waive immunity from attachment prior to judgment and attachment in aid of execution under Uruguayan law. Uruguay agrees that this waiver shall be to the fullest extent permitted under the United States Foreign Sovereign Immunities Act of 1976 and is intended to be irrevocable for purposes of that law.
     Uruguay reserves the right to plead sovereign immunity under the Foreign Sovereign Immunities Act with respect to actions brought against it under United States federal securities laws or any state securities laws, and Uruguay’s appointment of the process agent will not extend to such actions. Without a waiver of immunity by Uruguay with respect to such actions, it would be impossible to obtain a United States judgment in an action against Uruguay unless a court were to determine that Uruguay is not entitled under the Foreign Sovereign Immunities Act to sovereign immunity with respect to that action. However, even if a United States judgment could be obtained in an action under the Foreign Sovereign Immunities Act, it may not be possible to enforce in Uruguay a judgment based on that United States judgment.
     Uruguay will waive, to the fullest extent permitted by law, any requirement or other provision of law, rule, regulation or practice which requires or otherwise establishes as a condition to the institution, prosecution or completion of any action or proceeding (including appeals) arising out of or relating to the securities, the posting of any security or the furnishing, directly or indirectly, of any other security.
     A final judgment in any of the above actions or proceedings will be conclusive and may be enforced in other jurisdictions.
     A judgment obtained against Uruguay in a foreign court can be enforced in the courts of Uruguay, if such judgment is ratified by the Uruguayan Supreme Court. Based on existing law, the Uruguayan Supreme Court will ratify such a judgment:
     (a) if there exists a treaty with the country where such judgment was issued (no such treaty exists at the present time between Uruguay and the United States); or
     (b) if such judgment:
•	complies with all formalities required for the enforceability thereof under the laws of the country where it was issued;

•	has been translated into Spanish, together with related documents, and satisfies the authentication requirements of Uruguayan law;

•	was issued by a competent court after valid service of process upon the parties to the action;

•	was issued after an opportunity was given to the defendant to present its defense;

•	is not subject to further appeal; and

•	is not against Uruguayan public policy.
Indemnification for Foreign Exchange Rate Fluctuations
     Uruguay’s obligation to any holder under the securities that has obtained a court judgment affecting those securities will be discharged only to the extent that the holder may purchase the currency in which the securities are denominated, referred to as the “agreement currency,” with the judgment currency. If the holder cannot purchase the agreement currency in the amount originally to be paid, Uruguay agrees to pay the difference. The holder, however, agrees to reimburse Uruguay for the excess if the amount of the agreement currency purchased exceeds the amount originally to be paid to the holder. If Uruguay is in default of its obligations under the securities, however, the holder will not be obligated to reimburse Uruguay for any excess.
TAXATION
     The following discussion provides a general summary of certain Uruguayan and U.S. federal income tax considerations that may be relevant to you if you purchase, own or sell the debt securities. This summary is based on tax laws, regulations, rulings and decisions in effect on the date of this prospectus. All of these laws and authorities are subject to change, and any change could be effective retroactively. No assurances can be given that any change in these laws or authorities will not affect the accuracy of the discussion set forth herein. Additional information may be included in the prospectus supplement with respect to a series of the securities. For further information, you should consult your tax advisor to determine the tax consequences relevant to your particular situation. In addition, you may be required to pay stamp taxes and other charges under the laws of the country where you purchase the debt securities.
Uruguayan Taxation
     Under existing laws and regulations of Uruguay, if you are not a resident of Uruguay for tax purposes, the principal and interest payments that you receive on the debt securities will be exempt from taxation in Uruguay.
     Subject to certain exceptions, Uruguay will make all principal and interest payments on the debt securities without withholding or deducting any Uruguayan taxes. If the law requires Uruguay to withhold or deduct taxes, Uruguay will pay you any additional amounts necessary to ensure that you receive the same amount as you would have received without the withholding or deduction. For more information, see “Description of the Securities—Additional Amounts.”
United States Federal Taxation
     In general, a United States person who holds the debt securities or owns a beneficial interest in the debt securities will be subject to United States federal taxation in respect of holding, owning or disposing the debt securities. You are a United States person for U.S. federal income tax purposes if you are:
•	a citizen or resident of the United States or its territories, possessions or other areas subject to its jurisdiction,

•	a corporation, partnership or other entity organized under the laws of the United States or any political subdivision,

•	an estate, the income of which is subject to United States federal income taxation regardless of its source or

•	a trust if (i) a United States court is able to exercise primary supervision over the trust’s administration and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions.
     Under current United States federal income tax law, if you are not a United States person, the interest payments that you receive on the debt securities generally will be exempt from United States federal income taxes, including withholding tax. However, to receive this exemption you may be required to satisfy certain certification requirements (described below) of the United States Internal Revenue Service to establish that you are not a United States person.
     Even if you are not a United States person, you may still be subject to United States federal income taxes on any interest payments you receive if:

•	you are an insurance company carrying on a United States insurance business, within the meaning of the United States Internal Revenue Code of 1986, or

•	you have an office or other fixed place of business in the United States that receives the interest and you (i) earn the interest in the course of operating a banking, financing or similar business in the United States or (ii) are a corporation the principal business of which is trading in stock or securities for its own account, and certain other conditions exist.
     If you are not a United States person, any gain you realize on a sale or exchange of the debt securities generally will be exempt from United States federal income tax, including withholding tax, unless:
•	your gain is effectively connected with your conduct of a trade or business in the United States, or

•	you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a tax home in the United States.
     The trustee must file information returns with the United States Internal Revenue Service in connection with payments made on the debt securities to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on such payments if you provide your taxpayer identification number to the trustee. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.
     A debt security held by an individual holder who at the time of death is a non-resident alien will not be subject to United States federal estate tax.
PLAN OF DISTRIBUTION
Terms of Sale
     Uruguay will describe the terms of a particular offering of securities in the applicable prospectus supplement, including the following:
•	the name or names of any underwriters, dealer/managers or agents;

•	the purchase price of the securities, if any;

•	the proceeds to Uruguay from the sale, if any;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any agents’ commissions;

•	any initial public offering price of the securities;

•	any concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.
     Uruguay may agree to indemnify any agents and underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933. The agents and underwriters may also be entitled to contribution from

Uruguay for payments they make relating to these liabilities. Agents and underwriters may engage in transactions with or perform services for Uruguay in the ordinary course of business.
Method of Sale
     Uruguay may sell the securities in any of three ways:
•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.
     If Uruguay uses underwriters or dealers in a sale, they will acquire the securities for their own account and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Uruguay may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters. The obligations of the underwriters to purchase a particular offering of securities may be subject to conditions. The underwriters may change the initial public offering price or any concessions allowed or reallowed or paid to dealers.
     Uruguay may also sell the securities directly or through agents. Any agent will generally act on a reasonable best efforts basis for the period of its appointment. The applicable prospectus supplement will name any agent involved in the offer or sale of securities and will disclose any commissions Uruguay may pay those agents.
     In compliance with NASD guidelines, the maximum compensation to the underwriters or agents in connection with the sale of securities pursuant to the applicable prospectus supplement will not exceed 8% of the aggregate total offering price to the public of the securities as set forth on the cover page of the applicable prospectus supplement.
     Uruguay may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase a particular offering of securities at the public offering price using delayed delivery contracts. These contracts provide for payment and delivery on a specified date in the future. The applicable prospectus supplement will describe the commission payable for solicitation and the terms and conditions of these contracts.
     In addition, Uruguay may offer the securities to holders of other securities issued or guaranteed by Uruguay as consideration for Uruguay’s purchase or exchange of the other securities, including as part of a reprofiling of Uruguay’s public debt. Uruguay may conduct such an offer either (a) through a publicly announced tender or exchange offer for the other securities or (b) through privately negotiated transactions. This type of offer may be in addition to sales of the same securities using the methods discussed above.
Non-U.S. Offerings
     Uruguay will generally not register under the Securities Act the securities that it will offer and sell outside the United States. Thus, subject to certain exceptions, Uruguay cannot offer, sell or deliver such securities within the United States or to U.S. persons. When Uruguay offers or sells securities outside the United States, each underwriter or dealer will acknowledge that the securities:
•	have not been and will not be registered under the Securities Act; and

•	may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.
     Each underwriter or dealer will agree that:

•	it has not offered or sold, and will not offer or sell, any of these unregistered securities within the United States, except pursuant to Rule 903 of Regulation S under the Securities Act; and

•	neither it nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts regarding these securities.
OFFICIAL STATEMENTS
     Information in this prospectus whose source is identified as a publication of, or supplied by, Uruguay or one of Uruguay’s agencies or instrumentalities relies on the authority of such publication as a public official document of Uruguay. All other information in this prospectus, any prospectus supplement and in the registration statement for the securities that Uruguay has filed with the SEC (of which this prospectus is a part) is included as an official public statement made on the authority of Mr. Danilo Astori, the Minister of Economy and Finance of Uruguay.
VALIDITY OF THE SECURITIES
     The following persons, whose addresses will appear on the inside back cover of the applicable prospectus supplement or pricing supplement, will give opinions regarding the validity of the securities:
•	For Uruguay:
♦	as to all matters of Uruguayan law, Counsel to the Ministry of Economy and Finance of Uruguay; and

♦	as to all matters of U.S. law, Cleary Gottlieb Steen & Hamilton LLP, special New York counsel to Uruguay and Banco Central on Uruguay’s behalf or any other counsel to Uruguay and Banco Central named in the applicable prospectus supplement.
•	For the underwriters, if any:
♦	as to all matters of U.S. law, any U.S. counsel to the underwriters named in the applicable prospectus supplement; and

♦	as to all matters of Uruguayan law, any Uruguayan counsel to the underwriters named in the applicable prospectus supplement.
As to all matters of Uruguayan law:
•	Cleary Gottlieb Steen & Hamilton LLP, or any other counsel to Uruguay and Banco Central named in the applicable prospectus supplement, may rely on the opinion of Counsel to the Ministry of Economy and Finance of Uruguay; and

•	Any U.S. counsel to the underwriters may rely on the opinions of Counsel to the Ministry of Economy and Finance of Uruguay and any Uruguayan counsel to the underwriters.
As to all matters of U.S. law:
•	Counsel to the Ministry of Economy and Finance of Uruguay may rely on the opinion of Cleary Gottlieb Steen & Hamilton LLP, or any other counsel to Uruguay or Banco Central named in the applicable prospectus supplement; and

•	Any Uruguayan counsel to the underwriters may rely on the opinion of any U.S. counsel to the underwriters.

AUTHORIZED REPRESENTATIVE
     The Authorized Representative of Uruguay in the United States is Carlos Sténeri, the Financial Representative for Uruguay in the United States of America, whose address is 1025 Connecticut Avenue N.W., Suite 902, Washington, D.C. 20036.
WHERE YOU CAN FIND MORE INFORMATION
     This prospectus is part of a registration statement that Uruguay filed with the U.S. Securities and Exchange Commission. This prospectus does not contain all of the information provided in the registration statement. For further information, you should refer to the registration statement.
     Uruguay is not subject to the informational requirements of the U.S. Securities Exchange Act of 1934. Uruguay commenced filing annual reports on Form 18-K with the SEC on a voluntary basis beginning with its fiscal year ended December 31, 2004. These reports include certain financial, statistical and other information concerning Uruguay. Uruguay may also file amendments on Form 18-K/A to its annual reports for the purpose of filing with the SEC exhibits which have not been included in the registration statement to which this prospectus and any prospectus supplements relate. When filed, these exhibits will be incorporated by reference into this registration statement.
     You can request copies of the registration statement, including its various exhibits, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C.:
100 F Street, N.E.
Room 1580
Washington, D.C. 20549
     Any filings that Uruguay makes electronically are available to the public over the Internet at the SEC’s website (http://www.sec.gov). Please call the SEC at 1-800-SEC-0330 for further information.
     The SEC allows Uruguay to incorporate by reference some information that Uruguay files with the SEC. Incorporated documents are considered part of this prospectus. Uruguay can disclose important information to you by referring you to those documents. The following documents, which Uruguay has filed or will file with the SEC, are considered part of and incorporated by reference in this prospectus, any accompanying prospectus supplement and any accompanying pricing supplement:
•	Uruguay’s annual report on Form 18-K for the year ended December 31, 2005 filed with the SEC on May 24, 2006;

•	Any amendment on Form 18-K/A to the 2005 annual report filed after the date of this prospectus and prior to the termination of the offering of the debt securities and/or warrants; and

•	Each subsequent annual report on Form 18-K and any amendment on Form 18-K/A filed after the date of this prospectus and prior to the termination of the offering of the debt securities and/or warrants.
     Later information that Uruguay files with the SEC will update and supersede earlier information that it has filed.
     Any person receiving a copy of this prospectus may obtain, without charge and upon request, a copy of any of the above documents (including only the exhibits that are specifically incorporated by reference in them). Requests for such documents should be directed to:

Banco Central del Uruguay
C. Correo 1467
11100, Montevideo
República Oriental del Uruguay
Fax No.: 598-2-902-1636
Attention: General Manager

THE ISSUER
República Oriental del Uruguay
c/o Banco Central del Uruguay
C. Correo 1467
11100 Montevideo
Uruguay
TRUSTEE, REGISTRAR,
TRANSFER AGENT AND
PRINCIPAL PAYMENT
AGENT
The Bank of New York
101 Barclay Street, Floor 21W
New York, New York 10286
United States
LEGAL ADVISORS

To Uruguay as to U.S. law:	To Uruguay as to Uruguayan law:
Cleary Gottlieb Steen & Hamilton LLP	Dr. Enrique Guerra
One Liberty Plaza	Counsel to the Ministry of Economy
New York, New York 10006	and Finance of the Republic of
United States	Uruguay
Colonia 1089
1110 Montevideo, Uruguay

To the underwriters	To the underwriters
as to U.S. law:	as to Uruguayan law:
Shearman & Sterling LLP	Guyer & Regules
599 Lexington Avenue	Plaza Independencia 811
New York, New York 10022	11100 Montevideo
United States	Uruguay

República Oriental del Uruguay

Citigroup	UBS Investment Bank